As filed with the Securities and Exchange Commission on July 29, 2026

Securities Act File No. 333-293579

1940 Act File No. 811-24020

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☒	REGISTRATION STATEMENT UNDER SECURITIES ACT OF 1933
☐	Pre-Effective Amendment
☒	Post-Effective Amendment 2

☒	REGISTRATION STATEMENT UNDER INVESTMENT COMPANY ACT OF 1940
☒	Amendment 6

Private Debt & Income Fund
(Exact Name of Registrant as Specified in Charter)

2030 1st Avenue
3rd Floor
Seattle, WA 98121
(Address of Principal Executive Offices)

(206) 258-5000
(Registrant’s Telephone Number)

Copies to:

Terrence Davis, Esq. & Tanya Boyle, Esq. DLA Piper, LLP 1201 West Peachtree Street Suite 2900 Atlanta, GA 30309

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)

☒	on August 1, 2026 pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Prospectus
August 1, 2026

Private Debt & Income Fund
Class I Shares (PDISX) of Beneficial Interest
$50,000 minimum purchase

Private Debt & Income Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company.

This prospectus provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s Class I Statement of Additional Information (“SAI”) dated August 1, 2026, has been filed with the U.S. Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at Private Debt & Income Fund c/o Ultimus Fund Solutions, LLC, Via Regular Mail: P.O. Box 46707, Cincinnati, OH 45246 or Via Overnight Mail: 225 Pictoria Dr., Suite 450, Cincinnati, OH 45246, by calling toll-free 833-880-2594, or by visiting www.pdi.fund. The table of contents of the SAI appears on page 35 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports, when available, and other information about the Fund or make shareholder inquiries by calling 833-880-2594 or by visiting www.pdi.fund. The SAI, material incorporated by reference, and other information about the Fund, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

The staff of the SEC generally has required registered funds of private funds that are excepted from the definition of an “investment company” under the Investment Company Act of 1940 (the “1940 Act”) pursuant to section 3(c)(7) under the 1940 Act (such as the Fund) to be sold only to investors that meet the definition of “accredited investor” in Regulation D under the Securities Act. Accordingly, the Fund currently intends to limit the sale of its shares in this manner. If the SEC or its staff modifies this eligibility limitation, the Fund may elect to offer its shares more broadly to the public or, conversely, impose stricter eligibility requirements. The Fund also reserves the right to place additional limitations on investor eligibility in the discretion of the Board of Trustees.

Investment Objective. The Fund’s primary investment objective is to seek high current income with a secondary objective of capital preservation.

Summary of Investment Strategy. The Fund seeks to achieve its investment objectives by investing, directly or indirectly, in income-generating, credit-related investments.

Risks. Investing in the Fund involves a high degree of risk. In particular:

●	The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

●	Although the Fund intends to offer to repurchase shares periodically, the frequency of such repurchase offers and the number of shares offered to be repurchased will be at the sole discretion of the Board of Trustees.

●	The Fund will ordinarily declare and pay distributions from its net investment income, if any, once a quarter, and net realized capital gains annually; however, the amount of distributions that the Fund may pay, if any, is uncertain.

●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as borrowings. Such distributions may constitute a return of capital and reduce a shareholder’s adjusted tax basis in Fund shares, thereby increasing the shareholder’s potential taxable gain or reducing the potential taxable loss on the sale of Fund shares. To the extent such distributions are a return of capital, the distributions should not be considered the dividend yield or total return of an investment in Fund shares.

●	The Fund does not intend to list Fund shares on any securities exchange, and the Fund does not expect a secondary market for Fund shares to develop. You should not expect to be able to sell your shares regardless of how the Fund performs. You should consider that you may not have access to the money you invest in Fund shares for an extended period of time.

●	An investment in the Fund is speculative with a substantial risk of loss, and neither the Fund nor the Adviser guarantee any level of return or risk on investments.

●	There can be no assurance that the Fund’s investment objective will be achieved.

●	Shareholders should carefully consider these risks together with all of the other information contained in this Prospectus before making a decision to invest in the Fund.

The Adviser. The Fund’s investment adviser is Brighton Jones, LLC (the “Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund on a monthly basis, including Class I shares. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its distributor, under the terms of this prospectus, $750,000,000 of Class I shares of beneficial interest, at net asset value. Class I shares are not subject to sales loads. The minimum initial investment by a shareholder in Class I shares is $50,000. There is no minimum for subsequent investments. The Fund reserves the right to waive investment minimums, although other investment criteria will still apply. The Fund’s shares are offered through Ultimus Fund Distributors, LLC (the “Distributor”), as the distributor. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. As of June 29, 2026, the Fund’s net asset value per share was $25.49 for Class I shares. As of June 29, 2026, there were 19,092,117.16 Class I shares outstanding. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares. Monies received before a Subscription Date will be held in a non-interest-bearing demand deposit account until wired by the Transfer Agent to the Custodian on the next Subscription Date. During the continuous offering, on a monthly basis, shares will be sold at the net asset value of the Fund next determined. See “Plan of Distribution.”

Offering Price	Maximum Sales Load	Proceeds to the Fund	Total
Current NAV	None	$ amount invested at current NAV	Up to $750,000,000*

*	Assumes all shares currently registered are sold in the continuous offering.

The shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s shares, liquidity for the Fund’s shares will be provided only through periodic repurchase offers, and there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Risk Factors” beginning on page 15 of this prospectus. The Fund may invest a substantial portion of its assets in credit instruments that are rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit instruments that are rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high yield securities, an investment in the Fund should be considered speculative. See “Risk Factors – High Yield and Unrated Securities Risk” beginning on page 19 of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

The Fund

Private Debt & Income Fund is a continuously offered, non-diversified, closed-end management investment company.

Investment Objective

The Fund’s primary investment objective is to seek high current income with a secondary objective of capital preservation.

Investment Strategy

The Fund seeks to achieve its investment objectives by investing, directly or indirectly, in income-generating, credit-related investments. These credit-related investments may be foreign or domestic. Under normal market conditions, the Fund will invest, directly or indirectly, at least 80% of its assets plus borrowings for investment purposes in private income-generating, credit-related investments. The Fund will invest in unaffiliated privately-held investment vehicles (“Private Funds”) as well as funds registered under the Investment Company Act of 1940 (“Registered Funds”) that pursue various private credit-related strategies. The Fund’s investments in Private Funds and Registered Funds will be made either directly or through co-investment opportunities offered by such managers alongside the Private Funds or Registered Funds (“Co-Investments”; together with Private Funds and Registered Funds, “Private Debt Funds”).

Brighton Jones, LLC (the “Adviser”) believes that the Fund can benefit investors and achieve its objectives of attractive current yield and capital preservation by investing across multiple credit strategies. Unlike many other asset classes, private debt is characterized by its highly fragmented nature, with issuance conducted by a large number of independent participants such as private credit funds, direct lenders, private equity firms, and family offices. This fragmentation contrasts with more consolidated asset classes, such as public equities or investment-grade bonds, where issuance and trading activity are often dominated by large, centralized issuers (e.g., public corporations or sovereign entities) and facilitated through standardized exchanges. The fragmented nature of private debt requires the Adviser to perform detailed due diligence not only at the credit strategy level but also to identify and assess the individual Private Credit Funds and managers implementing those strategies. The Fund may invest in credit-related investments of any duration, maturity, or credit quality (including “junk”).

The Fund expects to primarily invest in Private Debt Funds using the following credit-related strategies:

●	Direct Corporate Lending: Direct corporate lending is debt directly originated by a non-bank entity, such as a Private Fund, typically made to private, middle market companies, but it can also include public and large cap borrowers. These loans are typically made by one lender or lender group and are intended to be held to maturity as there is no readily available secondary market. Terms of direct loans are customized in each situation and can be written as senior secured, mezzanine or unitranche structures, but typically all charge floating rate interest. Direct loans are underwritten on a cash flow or EBITDA basis.

●	Hard Asset-Based Lending: Hard asset-based lending is debt or debt like instruments that are secured by real assets such as real estate, inventory, or capital goods. These loans can be made to corporations with specified security over certain real assets or to SPVs, which hold the collateral off of a corporate balance sheet.

●	Financial Asset Based Lending: Financial asset-based lending is debt or debt like instruments that are secured by financial assets such as receivables, loans, or portfolio assets. These loans can be made to corporations with specified security over certain financial assets or to SPVs which hold the collateral off of a corporate balance sheet.

Portfolio Construction Generally

The Adviser will seek to mitigate certain investment risks associated with credit-oriented investments through portfolio construction. Interest rate risk is expected to be mitigated through an emphasis on Floating rate cash interest-based strategies help to mitigate interest rate risk by aligning the loan’s interest payments with changes in a benchmark rate, such as the Secured Overnight Financing Rate (“SOFR”). When interest rates rise, the floating rate increases accordingly, thus maintaining the investment’s yield and reducing exposure to fixed-rate interest losses. Conversely, if interest rates fall, the borrower benefits from lower payments, but the Fund remains aligned with prevailing market rates, reducing duration risk. The Adviser seeks to diversify the timing of investments across different calendar years to reduce exposure to credit market cycles. This approach helps to balance the portfolio by avoiding concentration in loans originated during a single period, which may be affected by specific economic conditions. By doing so, the portfolio can maintain a more stable valuation over time, regardless of short-term fluctuations in credit markets. This is accomplished through investments in evergreen style funds, which hold older investments and/or varying fund or deal ages or “vintages” across several years, unless the Adviser, based upon its assessment of credit spreads in different years, believes certain vintage years are particularly attractive or unattractive. Identifying attractive or unattractive vintage years is critical because the prevailing credit market conditions during a particular period can significantly impact the value and performance of investments. During broad market corrections or economic events, credit spreads (the difference between the yield on a corporate bond and a risk-free bond) tend to widen, offering better risk-adjusted returns for lenders. Conversely, in periods of high economic growth and market expansion, credit spreads may tighten, reducing potential returns and making investments from that period less attractive. In addition, the Adviser seeks a portfolio that is distributed across industries unless certain industries provide an attractive or unattractive return/risk tradeoff. Assessing the return/risk tradeoff is crucial in building a balanced portfolio that aims to optimize returns while managing risk. By evaluating current credit spreads in relation to base interest rates, the Adviser can gauge how much additional yield is available over risk-free rates and make informed decisions on risk-adjusted returns. Additionally, assessing credit risk factors such as default probability, loan-to-value ratios, interest coverage, and growth projections helps the Adviser to understand and manage potential risks, enhancing capital preservation while seeking to maximize income.

Private Debt Fund Selection

The Adviser believes that the Fund benefits by investing in Private Debt Funds with investment managers that specialize in a given credit strategy. The Adviser routinely conducts ongoing diligence of investment managers that manage the Private Debt Funds who have a focus on the credit strategies described above.

The Adviser’s process for selecting specific Private Debt Funds for the Fund’s portfolio starts with identifying the investment managers that have expertise in the type of credit strategies described above. These managers are sourced through the professional network of the Adviser, in conjunction with private credit databases. Private Debt Funds are initially screened for strategy, track record, and fund structure fit with the Fund. To evaluate fund structure fit, the Adviser surveys the fund offerings made available by private credit fund managers, which includes both Private Funds and Registered Funds, and filters for fund structures that prioritize capital efficient funding, perpetual principal deployment, RIC-qualified income generation and distribution, and optimal liquidity mechanics. Once an investment manager and fund structure has been identified by this process, the Adviser presents the Private Fund managed by such investment manager to the Adviser’s investment committee at its weekly meeting to discuss the investment manager and obtain approval to spend further time conducting diligence on the investment opportunity. If approved by the investment committee, the Adviser next conducts initial due diligence which focuses on evaluating key aspects of a Private Fund manager’s capabilities and approach. This due diligence process aims to develop a comprehensive view of the manager’s ability to meet the Fund’s objectives and ensure alignment with the Fund’s strategy. Each key area includes specific steps and considerations as follows:

●	Organizational Strength: The Adviser examines the firm’s history, stability, and organizational structure to ensure there is continuity in the investment process. This includes evaluating personnel, reference checks, and reviewing the firm’s governance structure and employment policies.

●	Sourcing: The Adviser assesses the manager’s ability to generate high-quality deal flow and unique investment opportunities. This includes understanding the manger’s sourcing network, reviewing past transactions, and evaluating any competitive advantages of the firm that benefit negotiating transactions.

●	Structuring: The Adviser analyzes how the manager structures deals to balance risk and reward, focusing on capital preservation. This includes reviewing the typical contract terms, evaluating the manager’s approach to risk assessment, and analyzing the manager’s historical recovery rates.

●	Portfolio Management: The Adviser evaluates the manager’s approach to constructing a diversified portfolio and their ability to oversee and optimize investments effectively. This includes assessing the manager’s criteria for diversification of investments, analyzing the active monitoring processes employed by the manager for investments, and reviewing the manager’s track record for managing investment exits.

●	Risk Management: The Adviser assesses the manager’s strategies for identifying, managing, and mitigating risks within their portfolio. This includes reviewing the manager’s credit analysis and stress-testing practices, understanding how the manager monitors risks on an ongoing basis, and evaluating the manager’s historical response to defaults.

●	Track Record: The Adviser examines the manager’s historical performance to evaluate their ability to achieve targeted returns and handle adverse situations. This includes conducting a performance analysis that reviews the manager’s historical returns and performing a peer comparison of performance.

●	Operations: The Adviser assesses the operational robustness and compliance framework of the manager to ensure they can properly execute their investment strategy. This includes reviewing the manager’s processes regarding valuation and accounting, evaluating compliance programs, and ensuring that the manager has the necessary infrastructure and technology to support efficient operations and timely reporting.

The initial due diligence assessment of the criteria listed above is presented to the Adviser’s investment committee for a discussion of the pros and cons of the investment manager. If a majority of the investment committee believes the investment manager is worthy of further consideration for investment by the Fund, a follow-up due diligence action plan is created. The Adviser then conducts its full due diligence process, which aims to further assess the initial criteria and specifically address any areas where additional information is needed or where the investment committee raised questions during its initial review. Specifically, this process includes further reference checks, detailed track record analysis, and an additional operational due diligence assessment as well as follow-up meetings with the investment manager. Lastly, the Adviser presents the potential investment to its Investment Committee for its final approval. Investment committee approval requires a majority vote of the members of the investment committee.

Subsidiaries

Certain investments of the Fund will be held in single-asset subsidiaries primarily controlled by the Fund (the “Single-Asset Subsidiaries”). In addition, the Fund may engage in bank borrowings through a wholly-owned and controlled domestic subsidiary (the “Financing Subsidiary”; together with the Single-Asset Subsidiaries, the “Subsidiaries”), which may act as the borrower of one or more revolving credit facilities. The Subsidiaries are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiaries are the principal investment strategies and principal investment risks of the Fund as reflected in this Prospectus. The financial statements of the Subsidiaries are consolidated with those of the Fund.

The Fund aggregates direct investments with investments held by its wholly-owned and controlled Subsidiaries in constructing the Fund’s portfolio and for purposes of the Fund’s investment policies.

Leverage and Credit Facilities

The Fund may utilize leverage, including borrowing from banks in an amount of up to 33 1/3% of the Fund’s consolidated assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with liquidity. The Fund may enter into one or more revolving credit facilities (“Credit Facilities”) for the purpose of investment purchases and other liquidity requirements, subject to the limitations of the 1940 Act for borrowings. The Credit Facilities will be secured by the Fund’s assets.

The SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

Investment Adviser

The Adviser is a Delaware limited liability company with its principal office located in Seattle, Washington, and has been operating since 2000. The Adviser, an SEC registered investment adviser, has assets under management of $18.88 billion, 310+ employees, and over 4,000 client relationships as of March 31, 2026. The Adviser provides services including ongoing research, recommendations and day-to-day portfolio management with respect to the Fund’s investment portfolio. In addition, the Adviser will supervise and oversee the Fund’s service providers.

Fees and Expenses

The Adviser is entitled to receive a monthly management fee at the annual rate of 0.50% of the Fund’s daily net assets. The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has contractually agreed to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs), to the extent that such expenses exceed 2.50% per annum of the Fund’s average daily net assets attributable to Class I shares (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain until July 31, 2027, unless and until the Board of Trustees of the Fund (the “Board” or the “Trustees”) approves its modification or termination. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The Expense Limitation Agreement may be terminated only by the Board on 60 days’ written notice to the Adviser. After July 31, 2027, the Expense Limitation Agreement may be renewed at the Adviser’s discretion. See “Management of the Fund.”

Administrator, Transfer Agent and Accounting Agent

Ultimus Fund Solutions, LLC (“Administrator”) serves as the Fund’s Administrator, Transfer Agent and Accounting Agent. See “Management of the Fund.”

Distribution Fees

Class I shares are not subject to a Distribution Fee. See “Plan of Distribution.”

Closed-End Fund Structure

Closed-end funds differ from mutual funds in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via an exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on an exchange. Instead, liquidity for the Fund’s shares will be provided only through periodic repurchase offers, which is discussed in more detail below. The Fund, similar to a mutual fund, is subject to continuous asset inflows, although not subject to the continuous outflows; see “Redemptions and Repurchases of Shares by the Fund.”

Investor Suitability

An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

The staff of the SEC generally has required registered funds of private funds that are excepted from the definition of an “investment company” under the Investment Company Act of 1940 (the “1940 Act”) pursuant to section 3(c)(7) under the 1940 Act (such as the Fund) to be sold only to investors meet the definition of “accredited investor” in Regulation D under the Securities Act. Accordingly, the Fund currently intends to limit the sale of its shares in this manner. If the SEC or its staff modifies this eligibility limitation, the Fund may elect to offer its shares more broadly to the public or, conversely, impose stricter eligibility requirements. The Fund also reserves the right to place additional limitations on investor eligibility in the discretion of the Board of Trustees.

Investors eligible to subscribe for shares of the Fund (referred to in this prospectus as “Eligible Investors”) are investors who are “accredited investors” as defined in Regulation D (generally, individuals having an individual income in excess of $200,000 in each of the two most recent years or a joint income with that person’s spouse in excess of $300,000 in each of those years and having a reasonable expectation of reaching the same income level in the current year; individuals having a net worth of at least $1 million (exclusive of their primary residence); or entities not formed for the specific purpose of acquiring the securities offered having total assets of at least $5 million or entities all of whose beneficial owners are themselves accredited investors). Existing shareholders subscribing for additional shares must be Eligible Investors at the time of each additional subscription. The qualifications necessary for an investor to be an Eligible Investor are described in more detail in Appendix A to this prospectus.

Repurchases of Shares

As a closed-end management investment company, the Fund differs from open-end management investment companies (e.g., mutual funds) in that investors in a closed-end fund, such as the Fund, do not have the right to redeem their shares. No public market for shares exists, and none is likely to develop in the future. Shareholders may not be able to liquidate their investment other than as a result of repurchases of shares by the Fund.

The Fund intends to repurchase shares from shareholders in accordance with written tenders by shareholders at those times, in those amounts, and on such terms and conditions as the Board of Trustees may determine in its sole discretion. Each repurchase offer will generally be limited to an amount equal to or less than 15% of the outstanding shares of the Fund. In determining whether the Fund should offer to repurchase shares from shareholders, the Board of Trustees will consider the recommendations of the Adviser as to the size and timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser expects that it will recommend to the Board of Trustees that the Fund offer to repurchase shares from shareholders quarterly. The Fund expects to offer to repurchase shares for the first time during the fourth quarter of 2025.

If the Board of Trustees elects to offer to repurchase shares, the Fund will provide notice of the repurchase offer that explains the terms and conditions of the repurchase (the “offer”). The Fund will provide the offer either by mailing such offer to the shareholder’s address of record on the books of the Transfer Agent or by publishing the offer in a newspaper with a national circulation. The offer will be provided at least 20 business days prior to the final date on which the shareholder must notify the Fund that the shareholder has elected to tender shares to the Fund (a “notice date”).

To the extent that shareholders tender shares that in the aggregate exceed the percentage of the Fund’s outstanding shares specified for repurchase in that repurchase offer, the Fund may repurchase shares tendered by each tendering shareholder in the same proportion that the percentage of the Fund’s outstanding shares specified in the repurchase offer bears to the total shares tendered. For example, if the Fund makes an offer to repurchase up to 5% of its outstanding shares and receives tenders for 10% of its outstanding shares in the aggregate, the Fund may repurchase from each tendering shareholder 50% of the shares tendered by that shareholder.

The Board of Trustees may, pursuant to its discretion, decide to limit, modify, postpone or suspend repurchase offers, including to prevent forced liquidations of illiquid holdings in adverse market conditions. If modification of the Fund’s repurchase procedures as described above is deemed necessary to comply with regulatory requirements, the Board of Trustees may seek to implement new procedures reasonably designed to provide shareholders with substantially the same liquidity for shares as would be available under the procedures described above.

Payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund’s investment-related expenses as a result of higher portfolio turnover rates. Liquidation of portfolio holdings to fund repurchases of shares also may result in the Fund incurring redemption, withdrawal or similar fees charged by one or more Private Debt Funds. The Adviser intends to take measures, subject to such policies as may be established by the Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.

The Declaration of Trust grants the Board of Trustees the authority to repurchase the shares, or any portion of them, of a shareholder or any person acquiring shares from or through a shareholder, without consent or other action by the shareholder or other person. The Fund’s ability to repurchase its shares may be limited by the Investment Company Act.

Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. See “Risk Factors.”

Risks Related to an Investment in the Fund

Limited Operating History. The Fund is a closed-end investment company with a limited history of operations. The Fund may not be able to achieve its investment objective, including as a result of inopportune market or economic conditions.

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various Private Debt Funds in which the Fund invests. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Issuer and Non-Diversification Risk. Specific securities can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s securities and services. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company because as a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers.

Liquidity Risk. There currently is no secondary market for the Fund’s shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s periodic repurchase offers. There is no guarantee that shareholders will be able to sell all of the shares they desire in a periodic repurchase offer. The Fund’s investments also are subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The judgment of the Adviser regarding the attractiveness, value and potential appreciation of a Private Fund and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

Changes in Trade Negotiations Risk. In recent years, the U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto. Tariffs on imported goods could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from such impacted jurisdictions.

Highly Volatile Markets Risk. The prices of instruments in which the Fund may invest are influenced by numerous factors, including interest rates, currency rates, default rates, governmental policies and political and economic events (both domestic and global). Moreover, political or economic crises, or other events may occur that can be highly disruptive to the markets in which the Fund may invest. In addition, governments from time to time intervene (directly and by regulation), which intervention may adversely affect the performance of the Fund and its investment activities. The Fund is also subject to the risk of a temporary or permanent failure of the exchanges and other markets on which its investments may trade. Sustained market turmoil and periods of heightened market volatility make it more difficult to produce positive trading results, and there can be no assurance that the Fund’s strategies will be successful in such markets.

Legislation and Regulatory Risk. New or amended regulations may be imposed by the Commodity Futures Trading Commission (the “CFTC”), the SEC, the Federal Reserve, the European Union (the “EU”) or other financial regulators, other governmental or intergovernmental regulatory authorities or self-regulatory organizations that supervise the financial markets, and could adversely affect the Fund. In particular, the CFTC and the SEC are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. The Fund also may be adversely affected by changes in the enforcement or interpretation of statutes and rules by these regulatory authorities or self-regulatory organizations.

Market Disruptions Risk. The Fund may incur major losses in the event of market disruptions and other extraordinary events in which historical pricing relationships become materially distorted. The risk of loss from pricing distortions is compounded by the fact that in disrupted markets many positions become illiquid, making it difficult or impossible to close out positions against which the markets are moving. Market disruptions caused by unexpected political, military and terrorist events may from time to time cause dramatic losses for the Fund and such events can result in otherwise historically low-risk strategies performing with unprecedented volatility and risk.

U.S. Debt Ceiling and Budget Deficit Risks. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have historically passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. In August 2023, Fitch Ratings Inc., downgraded the U.S. credit rating to AA+ from AAA, citing fiscal deterioration over the next three years and close encounters with default due to ongoing political dysfunction. The impact of a U.S. default on its obligations or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on the Fund’s business, financial condition and results of operations.

Failure of Financial Institutions and Sustained Financial Market Illiquidity. The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or the Fund’s underlying investments have a commercial relationship could adversely affect, among other things, the Fund and/or the Fund’s underlying investments’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets over time. Although the prices of equity securities and fixed income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem.

Repurchase Policy Risks. Periodic repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. To the extent that shareholders tender shares that in the aggregate exceed the percentage of the Fund’s outstanding shares specified for repurchase in that repurchase offer, the Fund may repurchase shares tendered by each tendering shareholder in the same proportion that the percentage of the Fund’s outstanding shares specified in the repurchase offer bears to the total shares tendered, so shareholders may not be able to tender as many shares as they would like during any periodic repurchase offer. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. The Fund may also incur leveraging risk to the extent the Fund borrows money to finance repurchases. The Fund may borrow no more than 33 1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any. See also “Leveraging Risk” below.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Tax Risks. The repurchase of shares by the Fund may be a taxable event to shareholders. The Fund’s distribution policy to make quarterly distributions to shareholders may consist of a return of capital. A return of capital distribution generally will not be taxable but will reduce the shareholder’s cost basis and result in a higher capital gain or lower capital loss when those shares on which the distribution was received are sold. Once a shareholder’s cost basis is reduced to zero, further distributions will be treated as capital gain and potentially increase the taxable gain, if any, upon disposition of the shares held by the shareholder.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer related losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers.

Risks Related to the Fund’s Investments

Private Debt Funds Risk. The Private Debt Funds in which the Fund may invest are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Private Debt Funds and also may be higher than other funds that invest directly in securities. The Private Debt Funds have limited liquidity. The Private Debt Funds are subject to specific risks, depending on the nature of the specific Private Fund.

Lack of Control Over Private Debt Funds. Once the Adviser has selected a Private Fund, the Adviser will have no control over the investment decisions made by any such Private Fund. Although the Fund and the Adviser will regularly evaluate each Private Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective, the Adviser will not have any control over the investments made by any Private Fund. Even though the Private Debt Funds are subject to certain constraints, the Private Fund managers may change aspects of their investment strategies. The Private Fund managers may do so at any time. The Adviser may reallocate the Fund’s investments among the Private Debt Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Private Debt Funds, which may prevent the Fund from reacting rapidly to market changes should a Private Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Private Debt Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Private Debt Funds, including financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Private Fund and will not have the ability to exercise any rights attributable to an investor in any such Private Fund related to their investment.

Use of Leverage by the Fund. Although the Fund and the Private Debt Funds have the option to borrow, there are significant risks that may be assumed in connection with such borrowings. Investors in the Fund should consider the various risks of financial leverage, including, without limitation, the matters described below. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including: (i) the likelihood of greater volatility of NAV of the shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders; (iii) the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the shares than if the Fund were not leveraged; and (iv) the potential for an increase in operating costs, which may reduce the Fund’s total return.

Investments in Bank Loans and Participations. The special risks associated with investing in bank loans and participations include: (i) the possible invalidation of an investment transactions as fraudulent conveyance under relevant creditors’ rights laws; (ii) environmental liabilities that may arise with respect to collateral securing the obligations; (iii) adverse consequences resulting from participating in such instruments with other institutions with lower credit quality; (iv) limitations on the ability of the Private Fund to directly enforce any of its rights with respect to participations; and (v) generation of income that is subject to U.S. federal income taxation as income effectively connected with a U.S. trade or business.

Valuation of Private Investments. The underlying investments of some of the Private Debt Funds are not publicly traded, and the Private Debt Funds may consider information provided by the institutional asset manager of each respective private investment to determine the estimated value of the Private Fund’s investment therein. The valuation provided by an institutional asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. To determine the estimated value of the Private Fund’s investment in private investments, the Private Fund considers, among other things, information provided by the private investments, which if inaccurate could adversely affect the Private Fund’s ability to value accurately the Private Fund’s shares. Private investments that invest primarily in publicly traded securities are more easily valued.

High Yield and Unrated Securities Risk. The Private Debt Funds may invest in securities rated less than investment grade that are sometimes referred to as high yield or “junk.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. High yield securities present greater risk than securities of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these securities.

The risks associated with unrated securities can be similar to the risks of below investment grade securities. In addition, the determination of credit quality for an unrated security is based largely on the credit analysis performed by the Adviser or a Private Fund manager, and not on rating agency evaluation. This analysis may be difficult to perform because information about these securities may not be in the public domain, and the issuers may not subject to reporting requirements under federal securities laws.

Fixed Income Risk. Typically, a rise in interest rates causes a decline in the value of fixed income securities. Fixed income securities are also subject to default risk. After a period of historically low interest rates, the Federal Reserve has raised, and has indicated its willingness to continue raising, certain benchmark interest rates. In addition, interest rates may increase ahead of or regardless of any rate changes made by the Federal Reserve as investors independently assess various market risks.

Interest Rate Risk. The fixed-income instruments in which the Fund or Private Debt Funds may invest are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments, such as most corporate bonds, than it will for floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. It cannot be predicted with certainty when, or how, Federal Reserve’s interest rate policies will change, but actions by the Federal Reserve and other central bankers may have a significant effect on interest rates and on the U.S. and world economies generally. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect the Fund.

Prepayment Risk. Prepayment risk is the risk that principal on a debt obligation may be repaid earlier than anticipated. If interest rates fall, the underlying debt may be repaid ahead of schedule, reducing the value of the Fund’s investments and may cause the Fund to have to reinvest the unanticipated proceeds at lower interest rates, resulting in a decline in the Fund’s income.

Foreign Securities Risk. The Private Debt Funds may have investments in foreign securities. Foreign securities have investment risks different from those associated with domestic securities. Changes in foreign economies and political climates are more likely to affect the Private Debt Funds with investments in foreign securities than another fund that invests exclusively in domestic securities. The value of foreign currency denominated securities or foreign currency contracts is affected by the value of the local currency relative to the U.S. dollar. There may be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information about issuers of foreign securities.

Foreign Currency Risk. Changes in foreign currency exchange rates may affect the value of instruments held by the Private Debt Funds and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and, therefore, may affect the value of instruments denominated in such currencies, which means that the Private Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The Private Debt Funds may, but are not required to, elect for the Private Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. The Private Debt Funds may incur costs in connection with the conversions between various currencies. In addition, certain countries may impose foreign currency exchange controls or other restrictions on the repatriation, transferability or convertibility of currency.

Inflation/Deflation Risk. Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund and its distributions can decline.

In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.

Due to global supply chain disruptions, a rise in energy prices, strong consumer demand as economies continue to reopen and other factors, inflation has accelerated in the United States and globally. Recent inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending, economic growth and portfolio companies’ operations. If such portfolio companies are unable to pass any increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on their loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in a portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce the Fund’s net assets resulting from operations.

Inflation may continue in the near to medium-term, particularly in the United States, with the possibility that monetary policy may tighten in response.

Risks Associated with Debt Financing

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities or finance repurchase offers, will cause the Fund to incur additional expenses and magnify the Fund’s gains or losses. The Fund may borrow no more than 33 1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any.

Credit Risk. Issuers of debt securities may not make scheduled interest and principal payments, resulting in losses to the Fund. In addition, the credit quality of securities held may be lowered if an issuer’s financial condition changes.

Possible Risk of Conflicts

Possible Competition Between Private Debt Funds and Between the Fund and the Private Debt Funds. The Private Debt Funds operate independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Private Fund could increase the level of competition for the same trades that other Private Debt Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

Allocation of Investment Opportunities Risk. The Adviser, directly or through their affiliates, may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited or where the liquidity of such investment opportunities is limited. The results of the Fund’s investment activities may differ significantly from the results achieved by such other managed investment vehicles or accounts. It is possible that one or more of such vehicles or accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Fund.

U.S. Federal Income Tax Matters

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company (“RIC”) under Subchapter M of the Code.

Failure to Qualify as a RIC or Satisfy Distribution Requirement

To qualify for and maintain regulated investment company (“RIC”) qualification under the Code, the Fund must meet the following annual distribution, source-of-income and asset diversification requirements. See “U.S. Federal Income Tax Matters.”

●	The annual distribution requirement for a RIC will be satisfied if the Fund distributes to Shareholders on an annual basis at least 90% of the Fund’s net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because the Fund may borrow, it is subject to an asset coverage ratio requirement under the Investment Company Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict the Fund from making distributions necessary to satisfy the distribution requirement. If the Fund is unable to obtain cash from other sources, it could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

●	The source-of-income requirement will be satisfied if the Fund obtains at least 90% of its income for each year from dividends, interest, gains from the sale of stock or securities or similar passive sources. If the source-of-income requirement is not met, the Fund may fail to qualify for RIC tax treatment and be subject to corporate income tax.

●	The asset diversification requirement will be satisfied if the Fund meets certain asset diversification requirements at the end of each quarter of the Fund’s tax year. To satisfy this requirement, (i) at least 50% of the value of the Fund’s assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of such issuer, and (ii) no more than 25% of the value of the Fund’s assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under the Code and its applicable regulations, by the Fund and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in the Fund having to dispose of certain investments quickly in order to prevent the loss of its qualification as a RIC. Because most of the Fund’s investments will be in private companies, and, therefore, will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If the Fund fails to maintain its RIC status for any reason and is subject to corporate income tax, the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distribution and the amount of the Fund’s distributions.

Difficulty Meeting RIC Distribution Requirement

Each of the above ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Adviser obtain information from or about the Private Debt Funds in which the Fund is invested. However, Private Debt Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise to comply with Subchapter M of Title A, Chapter 1, of the Code. Ultimately this may limit the universe of Private Debt Funds in which the Fund can invest.

Private Debt Funds classified as partnerships for U.S. federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the source-of-income requirement, described above. In order to meet the source-of-income requirement, the Fund may structure its investments in a way potentially increasing the taxes imposed thereon or in respect thereof. Because the Fund may not have timely or complete information concerning the amount and sources of such a Private Fund’s income until such income has been earned by the Private Fund or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy the source-of-income requirement.

In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification tests or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, the Fund will be required to pay taxes in order to take advantage of the cure if the failure is not de minimis (which taxes may be substantial), and there may be constraints on the Fund’s ability to dispose of its interest in a Private Fund that limit utilization of this cure period. Because the Fund’s allocable portion of a Private Fund’s taxable income will be included in the Fund’s investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to Shareholders in order to satisfy the annual distribution requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain its qualification as a RIC under the Code. The Fund may have to sell some of its investments at times and/or at prices the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, the Fund may fail to maintain its RIC tax status and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see “U.S. Federal Income Tax Matters.”

Distribution Policy and Dividend Reinvestment Plan

The Fund’s distribution policy is to make quarterly distributions to shareholders. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment plan. Shareholders who elect not to participate in the Fund’s dividend reinvestment plan will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Distribution Policy and Dividend Reinvestment Plan.”

Custodian

Fifth Third Bank, National Association (“Custodian”) serves as the Fund’s custodian. See “Management of the Fund.”

SUMMARY OF FUND EXPENSES

The Summary of Fund Expenses table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 21 of this prospectus.

Shareholder Transaction Expenses
Maximum Sales Load (as a percent of offering price)	None
Dividend Reinvestment Plan Fees	None
Contingent Deferred Sales Charge	None

Annual Expenses (as a percentage of net assets attributable to Class I shares)
Management Fees	0.50%
Other Expenses [1]	0.47%
Interest expense on borrowed funds	0.15%
Distribution Fee	None
Acquired Fund Fees and Expenses[2]	2.44%
Total Annual Fund Operating Expenses	3.56%

[1]	Other Expenses does not include the indirect fees and expenses of certain underlying Private Debt Funds, as discussed further in footnote 2 below. The Fund’s Other Expenses will increase as a percentage of the Fund’s average net assets if the Fund’s assets decrease. Actual fees and expenses may be greater or less than those shown.

[2]	Acquired Fund Fees and Expenses (“AFFE”) are an estimate of certain of the fees and expenses incurred indirectly by the Fund as a result of the Fund’s investment in shares of registered investment companies (including, short-term cash sweep vehicles and the Registered Funds) and the Private Funds, and Co-Investments. Shareholders indirectly bear a portion of the asset-based fees, incentive allocations (if applicable) and other expenses incurred by the Fund as an investor in the Private Debt Funds. Managers of the Private Debt Funds generally receive management fees, typically ranging between 1.00% and 2.00% per annum of such fund’s assets under their management, as well as, in some cases for Private Funds, quarterly or annual incentive allocations typically ranging between 0% and 20% of any profits earned during the applicable calculation period. These incentive allocations are generally calculated and only payable after a return hurdle has been met. The Advisor does not participate in any of the fees or allocations paid to these managers.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return:

Share Class	1 Year	3 Years	5 Years	10 Years
Class I	$36	$109	$185	$383

Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee. However, if shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by the Transfer Agent, which is currently $15. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for shares of the Fund. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements, which have been audited by Tait, Weller & Baker, LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated March 31, 2026. You may request a copy of the Fund’s annual and semi-annual reports, once available, at no charge by calling the Fund at 833-880-2594 or by visiting www.pdi.fund. The table below sets forth financial data for one Class I share of beneficial interest outstanding throughout the period presented.

	Period Ended March 31, 2026(a)
Net asset value at beginning of period	$25.00
Income from investment operations:
Net investment income(b)(c)	1.93
Net realized and unrealized gains (losses) on investments	(0.13)
Total from investment operations	1.80

Less distributions from:
Net investment income	(1.65)
Total from distributions	(1.65)
Net asset value at end of period	$25.15
Total return(d)	7.33	%(e)

Net assets at end of period (000’s)	$440,399

Ratios/supplementary data:
Ratio of total expenses to average net assets(f)	0.97	%(g)
Ratio of net expenses to average net assets(f)(h)	0.95	%(g)
Ratio of net investment income to average net assets(b)(f)(h)	8.33	%(g)
Portfolio turnover rate	5	%(e)

(a)	Represents the period from the commencement date of operations (May 1, 2025) through March 31, 2026.

(b)	Recognition of net investment income by the Fund is affected by the timing of the declaration of the dividends by the underlying investment companies in which the Fund invests. The ratio of net investment income (loss) does not include the net investment income/loss of the investment companies in which the Fund invests.

(c)	Net investment income per share has been calculated using the average daily shares outstanding during the period.

(d)	Total return is a measure of the change in value of an investment in the Fund over the period covered, which assumes any dividends and capital gain distributions are reinvested in shares of the Fund. The returns shown do not reflect the deduction of taxes a shareholder would pay on Fund distributions, if any, or the redemption of Fund shares. The returns would have been lower if certain expenses had not been waived or reimbursed by the Adviser.

(e)	Not annualized.

(f)	The ratios of expenses and net investment income to average net assets do not reflect the Fund’s proportionate share of income and expenses of underlying investment companies in which the Fund invests.

(g)	Annualized, except for non-recurring organizational expenses.

(h)	Ratio was determined after management fees waived and expense reimbursements.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt, which would be in less than three months after receipt. The Fund will pay offering expenses incurred with respect to its continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed income mutual funds. Investors should expect, therefore, that, before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate.

THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company. The Fund was organized as a Delaware statutory trust on October 22, 2024. The Fund’s principal office is located at 2030 1st Avenue, 3rd Floor, Seattle, WA 98121, and its telephone number is 833-880-2594.

OFFERING OF FUND SHARES

The Fund, as noted above, is a non-diversified, closed-end management investment company registered as such under the 1940 Act. The shares of beneficial interest of the Fund are offered continuously on a monthly basis in accordance with the terms set forth in this prospectus and in accordance with U.S. securities laws. The offering for this Fund is not intended as a public offer in any jurisdiction outside of the United States, and, as such, the Fund is not publicly registered with any authority(ies) located outside of the United States. No sale of shares of beneficial interest of the Fund will be made in any jurisdiction in which such sale is not authorized or permitted by an exemption, and no such sale will be made to any person to whom it is unlawful to make any such sale.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund’s primary investment objective is to seek high current income with a secondary objective of capital preservation. These investment objectives are not fundamental policies and can be changed without shareholder approval by a vote of the Board. Shareholders will receive 60 days’ prior written notice before a change to an investment objective or a change to the Fund’s 80% investment policy in privately-held credit-related securities takes effect. There can be no assurance that the Fund will achieve its investment objectives.

The Fund seeks to achieve its investment objectives by investing, directly or indirectly, in income-generating, credit-related investments. These credit-related investments may be foreign or domestic. Under normal market conditions, the Fund will invest, directly or indirectly, at least 80% of its assets plus borrowings for investment purposes in private income-generating, credit-related investments. The Fund will invest in Private Debt Funds.

The Adviser believes that the Fund can benefit investors and achieve its objectives of attractive current yield and capital preservation by investing across multiple credit strategies. Unlike many other asset classes, private debt is characterized by its highly fragmented nature, with issuance conducted by a large number of independent participants such as private credit funds, direct lenders, private equity firms, and family offices. This fragmentation contrasts with more consolidated asset classes, such as public equities or investment-grade bonds, where issuance and trading activity are often dominated by large, centralized issuers (e.g., public corporations or sovereign entities) and facilitated through standardized exchanges. The fragmented nature of private debt requires the Adviser to perform detailed due diligence not only at the credit strategy level but also to identify and assess the individual Private Credit Funds and managers implementing those strategies. The Fund may invest in credit-related investments of any duration, maturity, or credit quality (including “junk”). The Fund expects to invest between 80% and 100% of the Fund’s assets in below investment grade securities (sometimes referred to as “junk”). Below investment grade securities are securities that are rated below Baa3 by Moody’s Investors Service, Inc. (“Moody’s”) or below BBB- by Standard & Poor’s Corporation (“S&P”) or unrated securities deemed to be of equivalent quality by the Adviser.

The Fund expects to primarily invest in Private Debt Funds using the following credit-related strategies:

●	Direct Corporate Lending: Direct corporate lending is debt directly originated by a non-bank entity, such as a Private Fund, typically made to private, middle market companies, but it can also include public and large cap borrowers. These loans are typically made by one lender or lender group and are intended to be held to maturity as there is no readily available secondary market. Terms of direct loans are customized in each situation and can be written as senior secured, mezzanine or unitranche structures, but typically all charge floating rate interest. Direct loans are underwritten on a cash flow or EBITDA basis.

●	Hard Asset-Based Lending: Hard asset-based lending is debt or debt like instruments that are secured by real assets such as real estate, inventory, or capital goods. These loans can be made to corporations with specified security over certain real assets or to SPVs, which hold the collateral off of a corporate balance sheet.

●	Financial Asset Based Lending: Financial asset-based lending is debt or debt like instruments that are secured by financial assets such as receivables, loans, or portfolio assets. These loans can be made to corporations with specified security over certain financial assets or to SPVs which hold the collateral off of a corporate balance sheet.

Portfolio Construction Generally

The Adviser will seek to mitigate certain investment risks associated with credit-oriented investments through portfolio construction. Interest rate risk is expected to be mitigated through an emphasis on Floating rate cash interest-based strategies help to mitigate interest rate risk by aligning the loan’s interest payments with changes in a benchmark rate, such as SOFR. When interest rates rise, the floating rate increases accordingly, thus maintaining the investment’s yield and reducing exposure to fixed-rate interest losses. Conversely, if interest rates fall, the borrower benefits from lower payments, but the Fund remains aligned with prevailing market rates, reducing duration risk. The Adviser seeks to diversify the timing of investments across different calendar years to reduce exposure to credit market cycles. This approach helps to balance the portfolio by avoiding concentration in loans originated during a single period, which may be affected by specific economic conditions. By doing so, the portfolio can maintain a more stable valuation over time, regardless of short-term fluctuations in credit markets. This is accomplished through investments in evergreen style funds, which hold older investments and/or varying fund or deal ages or “vintages” across several years, unless the Adviser, based upon its assessment of credit spreads in different years, believes certain vintage years are particularly attractive or unattractive. Identifying attractive or unattractive vintage years is critical because the prevailing credit market conditions during a particular period can significantly impact the value and performance of investments. During broad market corrections or economic events, credit spreads (the difference between the yield on a corporate bond and a risk-free bond) tend to widen, offering better risk-adjusted returns for lenders. Conversely, in periods of high economic growth and market expansion, credit spreads may tighten, reducing potential returns and making investments from that period less attractive. In addition, the Adviser seeks a portfolio that is distributed across industries unless certain industries provide an attractive or unattractive return/risk tradeoff. Assessing the return/risk tradeoff is crucial in building a balanced portfolio that aims to optimize returns while managing risk. By evaluating current credit spreads in relation to base interest rates, the Adviser can gauge how much additional yield is available over risk-free rates and make informed decisions on risk-adjusted returns. Additionally, assessing credit risk factors such as default probability, loan-to-value ratios, interest coverage, and growth projections helps the Adviser to understand and manage potential risks, enhancing capital preservation while seeking to maximize income.

Private Debt Fund Selection

The Adviser believes that the Fund benefits by investing in Private Debt Funds with investment managers that specialize in a given credit strategy. The Adviser routinely conducts ongoing diligence of investment managers that manage the Private Debt Funds who have a focus on the credit strategies described above.

The Adviser’s process for selecting specific Private Debt Funds for the Fund’s portfolio starts with identifying the investment managers that have expertise in the type of credit strategies described above. These managers are sourced through the professional network of the Adviser, in conjunction with private credit databases. Private Debt Funds are initially screened for strategy, track record, and fund structure fit with the Fund. To evaluate fund structure fit, the Adviser surveys the fund offerings made available by private credit fund managers, which includes both Private Funds and Registered Funds, and filters for fund structures that prioritize capital efficient funding, perpetual principal deployment, RIC-qualified income generation and distribution, and optimal liquidity mechanics. Once an investment manager and fund structure has been identified by this process, the Adviser presents the Private Fund managed by such investment manager to the Adviser’s investment committee at its weekly meeting to discuss the investment manager and obtain approval to spend further time conducting diligence on the investment opportunity. If approved by the investment committee, the Adviser next conducts initial due diligence which focuses on evaluating key aspects of a Private Fund manager’s capabilities and approach. This due diligence process aims to develop a comprehensive view of the manager’s ability to meet the Fund’s objectives and ensure alignment with the Fund’s strategy. Each key area includes specific steps and considerations as follows:

Organizational Strength: The Adviser examines the firm’s history, stability, and organizational structure to ensure there is continuity in the investment process. This includes:

●	Evaluating the background, experience, and roles of key personnel to ensure they possess a strong track record and relevant expertise.

●	Assessing alignment of interests by reviewing compensation structures, co-investment policies, and how the firm retains talent.

●	Conducting reference checks with former colleagues, co-investors, or industry contacts to gain insights into the firm’s ethos and culture.

●	Reviewing the firm’s governance structure to ensure decision-making processes are clear and there are appropriate checks and balances.

Sourcing: The Adviser assesses the manager’s ability to generate high-quality deal flow and unique investment opportunities. This includes:

●	Understanding the manager’s sourcing network and how they access opportunities, whether through proprietary relationships, industry contacts, or intermediaries.

●	Reviewing past transactions to determine the manager’s ability to secure exclusive or “off-market” deals, which may offer more favorable terms.

●	Evaluating the manager’s ability to create value through tailored solutions, identifying whether they have a competitive advantage in structuring and negotiating transactions.

Structuring: The Adviser analyzes how the manager structures deals to balance risk and reward, focusing on capital preservation. This includes:

●	Reviewing the typical contractual terms and covenants included in the loan agreements, which may include financial covenants, collateral security, and performance triggers.

●	Evaluating the manager’s approach to underwriting and risk assessment to ensure there is a disciplined process for structuring investments with protective terms.

●	Analyzing the manager’s historical recovery rates and loss mitigation strategies to ensure the manager has a strong track record in safeguarding investor capital.

Portfolio Management: The Adviser evaluates the manager’s approach to constructing a diversified portfolio and their ability to oversee and optimize investments effectively. This includes:

●	Assessing the manager’s criteria for diversification across investments, industries, sponsors/non-sponsors, and borrower types to understand how they aim to reduce concentration risk.

●	Analyzing the active monitoring processes employed by the manager, such as regular financial reporting, borrower site visits, and ongoing risk assessments.

●	Reviewing the manager’s track record in terms of how they manage exits, refinancing opportunities, and other portfolio decisions to maximize returns while controlling risks.

Risk Management: The Adviser assesses the manager’s strategies for identifying, managing, and mitigating risks within their portfolio. This includes:

●	Reviewing the manager’s credit analysis framework, stress-testing practices, and contingency planning to ensure they can protect capital effectively, even in adverse scenarios.

●	Understanding how the manager monitors risks on an ongoing basis, such as changes in creditworthiness, collateral values, and market conditions.

●	Evaluating the manager’s historical response to defaults or credit events to determine how they handle potential downside scenarios and preserve value for investors.

Track Record: The Adviser examines the manager’s historical performance to evaluate their ability to achieve targeted returns and handle adverse situations. This includes:

●	Conducting a performance analysis that reviews the manager’s historical returns, including both realized and unrealized investments, to understand their track record relative to benchmarks and peers.

●	Performing a peer comparison to see how the manager’s performance aligns with similar strategies and market conditions.

●	Analyzing case studies of successful and unsuccessful investments to understand how the manager’s strategy has performed across market cycles and in different environments.

Operations: The Adviser assesses the operational robustness and compliance framework of the manager to ensure they can properly execute their investment strategy. This includes:

●	Reviewing the manager’s operational processes, including valuation methodologies, accounting policies, and reporting systems, to ensure transparency and accuracy.

●	Evaluating compliance programs and adherence to regulatory requirements to verify that the manager operates within established legal and ethical standards.

●	Ensuring that the manager has the necessary infrastructure and technology to support efficient operations and timely reporting.

The initial due diligence assessment of the criteria listed above is presented to the Adviser’s investment committee for a discussion of the pros and cons of the investment manager. If a majority of the investment committee believes the investment manager is worthy of further consideration for investment by the Fund, a follow-up due diligence action plan is created. The Adviser then conducts its full due diligence process, which aims to further assess the initial criteria and specifically address any areas where additional information is needed or where the investment committee raised questions during its initial review. Specifically, this process includes further reference checks, detailed track record analysis, and an additional operational due diligence assessment as well as follow-up meetings with the investment manager. Lastly, the Adviser presents the potential investment to its Investment Committee for its final approval. Investment committee approval requires a majority vote of the members of the investment committee.

Subsidiaries

Certain investments of the Fund will be held in Single-Asset Subsidiaries. In addition, the Fund may engage in bank borrowings through a Financing Subsidiary, which may act as the borrower of one or more revolving credit facilities. The Subsidiaries are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiaries are the principal investment strategies and principal investment risks of the Fund as reflected in this Prospectus. The financial statements of the Subsidiaries are consolidated with those of the Fund. Because the Fund may invest a substantial portion of its assets in the Subsidiaries, which may hold some of the investments described in this Prospectus, the Fund may be considered to be investing indirectly in some of those investments through its Subsidiaries. For that reason, references to the Fund may also include the Subsidiaries.

The Subsidiaries will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund. The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiaries. In addition, the Subsidiaries comply with the provisions of the 1940 Act relating to affiliated transactions and custody. The Fund’s custodian also serves as the custodian to the Subsidiaries.

The Adviser, who also serves in that role for the Subsidiaries, will also comply with the provisions of the 1940 Act regarding investment advisory contracts and are considered to be an investment adviser to the Fund under the 1940 Act.

Leverage and Credit Facilities

The Fund may utilize leverage, including borrowing from banks in an amount of up to 33 1/3% of the Fund’s consolidated assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with liquidity. The Fund may enter into one or more Credit Facilities for the purpose of investment purchases and other liquidity requirements, subject to the limitations of the 1940 Act (as defined below) for borrowings. The Credit Facilities will be secured by the Fund’s assets.

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any of the cash and cash equivalent investments described above that it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s Portfolio Managers (as defined below) are subjective. The Fund may engage in borrowings and the use of leverage in acquiring investments.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. It is anticipated that the Fund’s portfolio turnover rate will ordinarily be between 25% and 75%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Private Debt Funds in which the Fund invests have limited liquidity, so it is not anticipated that the Fund will have high portfolio turnover. However, with the portion of its portfolio not invested in Private Debt Funds, the Fund may engage in short-term trading strategies and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the Private Debt Funds in which the Fund invests may experience high rates of portfolio turnover to the extent their holdings are liquid. High rates of portfolio turnover in the Private Debt Funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)       Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33 1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity or to finance repurchases of its shares.

(2)       Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33 1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)       Purchase securities on margin, but may sell securities short and write call options.

(4)       Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

(5)       Invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry or group of industries. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities, as well as to investments in investment companies that primarily invest in such securities.

(6)       Purchase or sell commodities, commodity contracts, including commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)       Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this restriction shall not prevent the Fund from investing in securities of companies engaged in the real estate business or securities or other instruments backed by real estate or mortgages), or commodities or commodity contracts.

(8)       Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities.

For purposes of the Fund’s concentration policy, if the Fund invests in one or more investment companies, the Fund will examine the holdings of such investment companies to ensure that the Fund is not indirectly concentrating its investments in a particular industry or group of industries.

If a restriction on a Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of a Fund’s investment portfolio, resulting from changes in the value of a Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisers before deciding whether to invest in the Fund.

Risks Related to an Investment in the Fund

Limited Operating History. The Fund is a closed-end investment company with a limited history of operations. The Fund may not be able to achieve its investment objective, including as a result of inopportune market or economic conditions.

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various Private Debt Funds in which the Fund invests. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Issuer and Non-Diversification Risk. Specific securities can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. The Fund is a closed-end investment company and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s periodic repurchase offers. There is no guarantee that shareholders will be able to sell all of the shares they desire in a periodic repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The NAV of the Fund changes daily based on the performance of the securities in which it invests. The Adviser’s judgment about the attractiveness, value and potential appreciation of a particular Private Fund and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

Changes in Trade Negotiations Risk. In recent years, the U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto. Tariffs on imported goods could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from such impacted jurisdictions.

Highly Volatile Markets Risk. The prices of instruments in which the Fund may invest are influenced by numerous factors, including interest rates, currency rates, default rates, governmental policies and political and economic events (both domestic and global). Moreover, political or economic crises, or other events may occur that can be highly disruptive to the markets in which the Fund may invest. In addition, governments from time to time intervene (directly and by regulation), which intervention may adversely affect the performance of the Fund and its investment activities. The Fund is also subject to the risk of a temporary or permanent failure of the exchanges and other markets on which its investments may trade. Sustained market turmoil and periods of heightened market volatility make it more difficult to produce positive trading results, and there can be no assurance that the Fund’s strategies will be successful in such markets.

Legislation and Regulatory Risk. New or amended regulations may be imposed by the Commodity Futures Trading Commission (the “CFTC”), the SEC, the Federal Reserve, the European Union (the “EU”) or other financial regulators, other governmental or intergovernmental regulatory authorities or self-regulatory organizations that supervise the financial markets, and could adversely affect the Fund. In particular, the CFTC and the SEC are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. The Fund also may be adversely affected by changes in the enforcement or interpretation of statutes and rules by these regulatory authorities or self-regulatory organizations.

Market Disruptions Risk. The Fund may incur major losses in the event of market disruptions and other extraordinary events in which historical pricing relationships become materially distorted. The risk of loss from pricing distortions is compounded by the fact that in disrupted markets many positions become illiquid, making it difficult or impossible to close out positions against which the markets are moving. Market disruptions caused by unexpected political, military and terrorist events may from time to time cause dramatic losses for the Fund and such events can result in otherwise historically low-risk strategies performing with unprecedented volatility and risk.

U.S. Debt Ceiling and Budget Deficit Risks. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have historically passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. In August 2023, Fitch Ratings Inc., downgraded the U.S. credit rating to AA+ from AAA, citing fiscal deterioration over the next three years and close encounters with default due to ongoing political dysfunction. The impact of a U.S. default on its obligations or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on the Fund’s business, financial condition and results of operations.

Failure of Financial Institutions and Sustained Financial Market Illiquidity. The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or the Fund’s underlying investments have a commercial relationship could adversely affect, among other things, the Fund and/or the Fund’s underlying investments’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets over time. Although the prices of fixed income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem.

Repurchase Policy Risks. Periodic repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. The Fund may also incur leveraging risk to the extent the Fund borrows money to finance repurchases. The Fund may borrow no more than 33 1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any. See also “Leveraging Risk” below. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders. To the extent that shareholders tender shares that in the aggregate exceed the percentage of the Fund’s outstanding shares specified for repurchase in that repurchase offer, the Fund may repurchase shares tendered by each tendering shareholder in the same proportion that the percentage of the Fund’s outstanding shares specified in the repurchase offer bears to the total shares tendered, so shareholders may not be able to tender as many shares as they would like during any periodic repurchase offer.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Tax Risks. The repurchase of shares by the Fund may be a taxable event to shareholders. The Fund’s distribution policy to make quarterly distributions to shareholders may consist of a return of capital. A return of capital distribution generally will not be taxable but will reduce the shareholder’s cost basis and result in a higher capital gain or lower capital loss when those shares on which the distribution was received are sold. Once a shareholder’s cost basis is reduced to zero, further distributions will be treated as capital gain and potentially increase the taxable gain, if any, upon disposition of the shares held by the shareholder.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer losses from such in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.

Risks Related to the Fund’s Investments

Private Debt Funds Risk. The Private Debt Funds in which the Fund may invest are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Private Debt Funds and also may be higher than other funds that invest directly in securities. The Private Debt Funds have limited liquidity. The Private Debt Funds are subject to specific risks, depending on the nature of the specific Private Fund. The Fund’s performance depends in part upon the performance of the Private Fund managers and selected strategies, the adherence by such Private Fund managers to such selected strategies, the instruments used by such Private Fund managers and the Adviser’s ability to select Private Fund managers and strategies and effectively allocate Fund assets among them. Additionally, the market value of shares of Private Debt Funds that are closed-end funds may differ from their NAV. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities.

Lack of Control Over Private Debt Funds. Once the Adviser has selected a Private Fund, the Adviser will have no control over the investment decisions made by any such Private Fund. Although the Fund and the Adviser will regularly evaluate each Private Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective, the Adviser will not have any control over the investments made by any Private Fund. Even though the Private Debt Funds are subject to certain constraints, the Private Fund managers may change aspects of their investment strategies at any time. The Adviser may reallocate the Fund’s investments among the Private Debt Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Private Debt Funds, which may prevent the Fund from reacting rapidly to market changes should a Private Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Private Debt Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Private Fund, including financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Private Fund and will not have the ability to exercise any rights attributable to an investor in any such Private Fund related to their investment.

Use of Leverage by the Fund. Although the Fund and the Private Debt Funds have the option to borrow, there are significant risks that may be assumed in connection with such borrowings. Investors in the Fund should consider the various risks of financial leverage, including, without limitation, the matters described below. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including: (i) the likelihood of greater volatility of NAV of the shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders; (iii) the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the shares than if the Fund were not leveraged; and (iv) the potential for an increase in operating costs, which may reduce the Fund’s total return.

In the event that the Fund would be required to sell assets at a loss, including in order to redeem or pay off any borrowing, such a sale would reduce the Fund’s NAV and may make it difficult for the NAV to recover. The Fund nevertheless may continue to use financial leverage if the Adviser expects that the benefits to the shareholders of maintaining the leveraged position likely would outweigh a resulting reduction in the current return.

Certain types of borrowings by the Fund would result in the Fund being subject to covenants in credit agreements relating to asset coverage and Fund composition requirements that are more stringent than those currently imposed on the Fund by the 1940 Act. In addition, borrowings by the Fund may be made on a secured basis. The Custodian will then either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders or arrangements will be made with a suitable sub-custodian. If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets. In the event of a default, the lenders will have the right, through the Custodian, to redeem the Fund’s investments in underlying Private Debt Funds without consideration of whether doing so would be in the best interests of the Fund’s shareholders. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund’s shareholders, and the terms of the Fund’s borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase.

The use of financial leverage involves financial risk and would increase the exposure of the Fund’s investment returns to adverse economic factors such as rising interest rates, downturns in the economy or deterioration in the condition of the investments. There would be a risk that operating cash flow available to the Fund would be insufficient to meet required payments and a risk that it would not be possible to refinance existing indebtedness or that the terms of such refinancing would not be as favorable as the terms of existing indebtedness. Borrowings by the Fund may be secured by any or all of the assets of the Fund, with the consequences that the Fund may lose more than its equity stake in any one investment, and may lose all of its capital.

Investments in Bank Loans and Participations. The special risks associated with investing in bank loans and participations include: (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws; (ii) environmental liabilities that may arise with respect to collateral securing the obligations; (iii) adverse consequences resulting from participating in such instruments with other institutions with lower credit quality; (iv) limitations on the ability of the Private Debt Funds to directly enforce any of their respective rights with respect to participations; and (v) generation of income that is subject to U.S. federal income taxation as income effectively connected with a U.S. trade or business. The Private Debt Funds will attempt to balance the magnitude of these risks against the potential investment gain prior to entering into each such investment. Successful claims by third parties arising from these and other risks, absent bad faith, may be borne by the Private Debt Funds.

Bank loans do not presently have the liquidity of conventional debt securities and are often subject to restrictions on resale. Due to the illiquidity of bank loans, the Private Debt Funds may not be able to dispose of its investments in bank loans in a timely fashion and at a fair price, which could adversely affect the performance of the Private Debt Funds. With respect to bank loans acquired as participations by the Private Debt Funds, because the holder of a participation generally has no contractual relationship with a borrower, the Private Debt Funds will have to rely upon a third party to pursue appropriate remedies against a borrower in the event of a default. As a result, the Private Debt Funds may be subject to delays, expenses and risks that are greater than those that would be involved if the Private Fund could enforce its rights directly against a borrower or through the agent.

Furthermore, a borrower of a bank loan, in some cases, may prepay the bank loan. Prepayments could adversely affect the Private Fund’s interest income to the extent that the Private Fund is unable to reinvest promptly payments in bank loans or otherwise or if such prepayments were made during a period of declining interest rates.

Valuation of Private Investments. The underlying investments of some of the Private Debt Funds are not publicly traded, and the Private Debt Funds may consider information provided by the institutional asset manager of each respective private investment to determine the estimated value of the Private Fund’s investment therein. The valuation provided by an institutional asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. To determine the estimated value of the Private Fund’s investment in private investments, the Private Fund considers, among other things, information provided by the private investments, which if inaccurate could adversely affect the Private Fund’s ability to value accurately the Private Fund’s shares. Private investments that invest primarily in publicly traded securities are more easily valued.

Fixed Income Risk. The value of investments in fixed income securities will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing a Private Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

High Yield and Unrated Securities Risk. These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. High yield securities offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the security’s issuer, obligor or guarantor may not be able to make its payments of interest and principal (credit quality risk). If that happens, the value of the security may decrease. An economic downturn or period of rising interest rates (interest rate risk) could adversely affect the market for these securities and reduce the Private Fund’s ability to sell its securities (liquidity risk). Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Private Fund’s share price.

The risks associated with unrated securities can be similar to the risks of below investment grade securities. In addition, the determination of credit quality for an unrated security is based largely on the credit analysis performed by the Private Fund manager or the Adviser, and not on rating agency evaluation. This analysis may be difficult to perform because information about these securities may not be in the public domain and the issuers may not be subject to reporting requirements under federal securities laws.

Interest Rate Risk. The fixed-income instruments that the Private Debt Funds may invest in are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments, such as most corporate bonds, than it will for floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Private Fund’s NAV. It cannot be predicted with certainty when, or how, the Federal Reserve’s interest rate policies will change, but actions by the Federal Reserve and other central bankers may have a significant effect on interest rates and on the U.S. and world economies generally. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect the Fund’s business.

Prepayment Risk. Prepayment risk is the risk that principal on a debt obligation may be repaid earlier than anticipated. If interest rates fall, the underlying debt may be repaid ahead of schedule, reducing the value of the Fund’s investments and may cause the Fund to have to reinvest the unanticipated proceeds at lower interest rates, resulting in a decline in the Fund’s income.

The frequency at which prepayments (including voluntary prepayments by obligors and accelerations due to defaults) occur on debt instruments will be affected by a variety of factors including the prevailing level of interest rates and spreads, as well as economic, demographic, tax, social, legal and other factors. Generally, obligors tend to prepay their fixed-rate obligations when prevailing interest rates fall below the coupon rates on their obligations. Similarly, floating rate issuers and borrowers tend to prepay their obligations when spreads narrow.

Foreign Securities Risk. Foreign securities have investment risks different from those associated with domestic securities. Changes in foreign economies and political climates are more likely to affect a Private Fund with investments in foreign securities than another fund that invests exclusively in domestic securities. The value of foreign currency denominated securities or foreign currency contracts is affected by the value of the local currency relative to the U.S. dollar. There may be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information about issuers of foreign securities. The value of foreign investments may be affected by changes in exchange control regulations, application of foreign tax laws (including withholding tax), changes in governmental economic or monetary policy (in this country or abroad), or changed circumstances in dealings between nations. In addition, foreign brokerage commissions, custody fees and other costs of investing in foreign securities are often higher than in the United States. Investments in foreign issues could be affected by other factors not present in the United States, including expropriation, armed conflict, confiscatory taxation and potential difficulties in enforcing contractual obligations.

Foreign Currency Risk. Changes in foreign currency exchange rates may affect the value of instruments held by the Private Debt Funds and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and, therefore, may affect the value of instruments denominated in such currencies, which means that the Private Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The Private Debt Funds may, but are not required to, seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. The Private Debt Funds may incur costs in connection with the conversions between various currencies. In addition, certain countries may impose foreign currency exchange controls or other restrictions on the repatriation, transferability or convertibility of currency.

Inflation/Deflation Risk. Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund and its distributions can decline.

In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.

Due to global supply chain disruptions, a rise in energy prices, strong consumer demand as economies continue to reopen and other factors, inflation has accelerated in the U.S. and globally. Recent inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending, economic growth and portfolio companies’ operations. If such portfolio companies are unable to pass any increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on their loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in a portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations.

Additionally, the Federal Reserve has raised, and has indicated its willingness to continue raising, certain benchmark interest rates in an effort to combat inflation. As such, inflation may continue in the near to medium-term, particularly in the United States, with the possibility that monetary policy may tighten in response.

Risks Associated with Debt Financing

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities or to finance repurchase offers, by the Fund will magnify the Fund’s gains or losses. The use of leverage short positions in futures contracts will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest-related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns on the Fund. The Fund may borrow no more than 33 1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any.

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Possible Risk of Conflicts

Possible Competition Between Private Debt Funds and Between the Fund and the Private Debt Funds. The Private Debt Funds operate independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Private Fund could increase the level of competition for the same trades that other Private Debt Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

Allocation of Investment Opportunities Risk. The Adviser, directly or through its affiliates, may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited or where the liquidity of such investment opportunities is limited. The results of the Fund’s investment activities may differ significantly from the results achieved by such other managed investment vehicles or accounts. It is possible that one or more of such vehicles or accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Fund.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is comprised of three Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

Brighton Jones, LLC located at 2030 1st Avenue, 3rd Floor, Seattle, WA 98121 serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Adviser is a Washington limited liability company that was formed in 2000. The Adviser, an SEC registered investment adviser, has assets under management of $18.88 billion, 310+ employees, and over 4,000 client relationships as of March 31, 2026. The Adviser has not directly invested client capital in foreign securities, but it does allocate client capital to managers that run globally diversified strategies. The Portfolio Managers (defined below) of the Fund do have experience with investing in foreign securities as described below.

Under the general supervision of the Fund’s Board, the Adviser provides ongoing research, recommendations and day-to-day portfolio management with respect to the Fund’s investment portfolio. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 0.50% of the Fund’s daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection. For the period ended March 31, 2026, the Adviser received advisory fees of 0.50% from the Fund and voluntarily waived 0.02% of its management fee. The fees waived voluntarily are not subject to reimbursement by the Adviser.

A discussion regarding the basis for the Board’s approval of the Fund’s Investment Advisory Agreement with the Adviser is available in the Fund’s semi-annual report to shareholders for fiscal period ending September 30, 2025.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs), to the extent that they exceed 2.50% per annum of the Fund’s average daily net assets attributable to Class I shares (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect, at least until July 31, 2027, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days’ written notice to the Adviser. After July 31, 2027, the Expense Limitation Agreement may be renewed at the Adviser’s discretion.

Adviser’s Investment Committee

The Fund’s Investment Committee consists of four individuals: Patrick Kelly, Brett Deits, Tyler Mayfield, and Todd Seneker. The Investment Committee meets weekly to discuss the Fund’s investment pipeline and ongoing due diligence processes. The Investment Committee also meets on an ad hoc basis to approve new investments and material changes to position sizing within the portfolio. A majority vote of the Investment Committee is required for investment decision approval. Each member of the Investment Committee is a portfolio manager of the Fund.

Portfolio Managers

The Adviser’s investment professionals will oversee the day-to-day operations of the Fund. Patrick Kelly is the Fund’s lead portfolio manager and oversees the day-to-day investment operations of the Fund along with co-portfolio managers Brett Deits, Taylor Mayfield, and Todd Seneker (“Portfolio Managers”). The biographical information for each Portfolio Manager is presented below.

Patrick Kelly - Patrick Kelly joined Brighton Jones as the Managing Director of Private Credit in January 2024. He also serves as an Investment Committee member of Lenora Capital, a Brighton Jones subsidiary that is a private investment platform that advises on investment opportunities across private equity, venture capital, real estate, infrastructure, and impact asset classes. Prior to joining Brighton Jones, Patrick was an Associate Director of Investments at Terrace Tower Group, an Australian family office, from December 2019 to December 2023, where he gained experience issuing direct loans and allocating to private credit funds in Australia and the U.S. Prior to that, he served in several hedge fund research analyst roles within BlackRock from June 2012 to November 2019. Patrick is a chartered financial analyst and graduated from Washington State University in 2012 with a B.A. in finance.

Brett Deits - Brett Deits joined Brighton Jones as a Managing Director in October 2023 and leads the firm’s Lenora Capital investment platform and advisory team which helps clients deploy capital across private markets. Mr. Deits brings extensive experience throughout the private investment universe, having most recently served as a Senior Portfolio Manager at Russell Investments where he worked from June 2010 to October 2023. In this role, Mr. Deits managed over $6 billion in commitments via comingled funds and separate accounts on behalf of endowments, foundations, pension plans, banks and high net worth clients in North America, Europe, and Asia and gained experience allocating to European private credit investments. Mr. Deits has served on numerous Limited Partner Advisory Committees for fund managers in the United States and Europe, specializing in venture capital, growth equity, buyouts, private credit, real estate, infrastructure, and harvested and extracted resources. Before joining Russell

Investments, Mr. Deits was responsible for sourcing, evaluating, and monitoring fund investments and co-investments in private equity and real assets for BlackRock and Quellos Private Capital Markets from October 2005 to June 2010. Mr. Deits began his career focused on wealth management for Quellos Group’s ultra-high net worth practice in 2002.

Tyler Mayfield - Tyler Mayfield is currently a Managing Director at Brighton Jones where he leads the Lenora Capital team that deploys capital and provides consulting for private equity and venture capital investments. He started this role in 2022, but he spent the previous eight years as the Chief Operating Officer of Brighton Jones. Mr. Mayfield has an extensive background in private investing, having deployed capital across dozens of deals, including early-stage venture capital, growth equity, mezzanine debt, and real estate. Mr. Mayfield has previously invested with and led portfolio companies for three private equity firms.

Todd Seneker - Todd Seneker joined Brighton Jones as a Managing Director in June 2023 and leads the Lenora Capital team that oversees all real estate investment strategies. In Todd’s 20+ year career in real estate, he has led the acquisition, development, and re-positioning efforts across multiple real estate sectors with a total investment cost in excess of $8 billion throughout the US and Canada. Before joining Brighton Jones, Mr. Seneker was a Managing Director for Columbia Pacific where he worked from February 2012 to April 2023 and oversaw the real estate equity investing strategy. Prior to that, Mr. Seneker was an Investment Director with Schnitzer West where he worked form July 2002 to January 2012 and oversaw multifamily development projects throughout the Puget Sound region.

The SAI provides additional information about each Portfolio Manager’s compensation, other accounts managed and ownership of Fund shares.

Administrator, Transfer Agent and Accounting Agent

Ultimus Fund Solutions, LLC (“Administrator”), located at 225 Pictoria Drive, Cincinnati, OH 45246 serves as Administrator, Transfer Agent and Accounting Agent. For its services as Administrator, Transfer Agent and Accounting Agent, the Fund pays Administrator the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

Custodian

Fifth Third Bank, National Association, with its principal place of business located at 38 Fountain Square Plaza, MD 1090X9, Cincinnati, OH 45202, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.

The Administrator is obligated to pay expenses associated with providing the services contemplated by a Fund Services Administration Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. The Transfer Agent is obligated to pay expenses associated with providing the services contemplated by a Transfer Agency Agreement, including compensation for its officers and employees providing transfer agent services to the Fund.

The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing registration statements, proxies, share certificates, if any, and reports to shareholders, (iii) charges of the Custodian and Transfer Agent in connection with the Fund’s dividend reinvestment plan, (iv) fees and expenses of independent Trustees, (v) membership fees in trade association, (vi) fidelity bond coverage for the Fund’s officers and Trustees, (vii) errors and omissions insurance for the Fund’s officers and Trustees, (viii) brokerage costs, (ix) taxes, (x) costs associated with the Fund’s quarterly repurchase offers, (xii) distribution and shareholder servicing fees and (xiii) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

The Investment Advisory Agreement authorizes the Adviser or its delegate to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of June 29, 2026, no entity or person owned of record or beneficially 25% or more of the outstanding Class I shares of the Fund.

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined following the close of regular trading on the NYSE, generally 4:00 p.m. Eastern time, on the last business day of each calendar month. The Fund’s shares will be offered at NAV plus the applicable sales load, if any. The Fund’s NAV per share is calculated by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses and other liabilities of the Fund by the total number of shares outstanding. During the continuous offering, the price of the shares will increase or decrease on a monthly basis according to the NAV of the shares.

The Board has adopted procedures pursuant to which the Fund will value its investments (the “Valuation Policy and Procedures”). In accordance with the Valuation Policy and Procedures, the Fund’s portfolio investments for which market quotations are readily available are valued at market value. Investments for which market quotations are not readily available or are deemed to be unreliable, such as Private Debt Funds, are valued at fair value as determined in good faith pursuant to Rule 2a-5 under the 1940 Act. As permitted by Rule 2a-5 under the 1940 Act, the Board has designated the Adviser as the Fund’s valuation designee (“Valuation Designee”) to perform fair value determinations relating to all portfolio investments. The Adviser carries out its designated responsibilities as Valuation Designee through various teams pursuant to the Valuation Policy and Procedures, which govern the Valuation Designee’s selection and application of methodologies and independent pricing services for determining and calculating the fair value of portfolio investments. The Valuation Designee will fair value portfolio investments utilizing inputs from various external and internal sources including, but not limited to, independent pricing services, dealer quotation reporting systems, independent third-party valuation firms and proprietary information. When determining the fair value of an investment, one or more fair value methodologies may be used. Fair value determinations will be based upon all available factors that the Valuation Designee deems relevant at the time of the determination. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

The valuation of the Fund’s investments is performed in accordance with Rule 2a-5 under the 1940 Act and in conjunction with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), issued by the Financial Accounting Standards Board. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Valuation Designee. Unobservable inputs reflect the Valuation Designee’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

●	Level 1: Quoted prices in active markets for identical assets or liabilities, accessible at the measurement date.

●	Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

●	Level 3: Unobservable inputs for the asset or liability.

Valuation of Public Securities

The Fund’s portfolio investments for which market quotations are readily available are valued at market value. Market value is generally determined on the basis of official exchange (e.g., NYSE or NASDAQ) closing prices or the last reported sales prices. Portfolio investments listed on more than one exchange will generally be valued at the last quoted sale price on the exchange on which the security is principally traded. Portfolio investments traded on a foreign exchange are valued as of the close of the NYSE at the closing price of such investments in their principal trading market but may be fair valued if subsequent events occurring before the computation of net asset value have materially affected the value of the securities. Trading may take place in foreign investments held by the Fund at times when the Fund is not open for business. To the extent certain of the Fund’s portfolio investments are traded in the over-the-counter market, such investments are valued on the basis of quotations obtained from independent pricing services. If such quotations are not readily available or become unreliable, the Valuation Designee may recommend valuation through other means.

Valuation of Private Debt Funds

The sponsors or agents of the Private Debt Funds measure their investment assets at fair value and report an NAV per share no less frequently than quarterly (“Sponsor NAV”). The Private Debt Funds have generally adopted valuation practices consistent with the valuation standards and techniques established by professional industry associations that advise the institutional infrastructure investment community. Such valuation standards seek general application of U.S. Generally Accepted Accounting Principles (GAAP) fair value standards and the engagement of independent valuation advisory firms.

The valuations of the Private Debt Funds have a considerable impact on the Fund’s NAV as a significant portion of the Fund’s assets are intended to be invested in Private Debt Funds. Market and dealer quotations are generally not readily available for the Private Debt Funds in which the Fund invests, and as such, the Private Debt Funds will generally be fair valued in accordance with the Valuation Policy and Procedures described above. The Fund utilizes Sponsor NAVs or other valuation methodologies approved by the Adviser’s valuation committee when determining the fair value of the Private Debt Funds. The Fund may also use a third-party valuation specialist to assist in determining fair value of the Private Debt Funds held in the Fund’s portfolio.

Generally, the Adviser will value the Fund’s investment in a Private Fund based on the NAV of the Private Fund, as provided by the Private Fund’s sponsor or administrator. Prior to investing in any Private Fund, the Adviser will conduct an initial due diligence review of the valuation methodologies utilized by the Private Fund. To the extent necessary, prior to using the NAV provided by a Private Fund for purposes of calculating the Fund’s NAV as of a Valuation Date, the Adviser may conduct testing, request additional documentation, and reconcile the reported NAV to the records of the Private Fund’s third-party administrator to ensure that the NAV obtained from the Private Fund represents fair value. If no performance information is received from a Private Fund, the Adviser may use the last available price for the Private Fund. Under certain circumstances, Adviser may modify the managers’ valuations based on changes to the Private Fund’s terms or liquidity, or if Adviser does not believe that the reported NAV of a Portfolio Fund is reasonable. The Adviser will maintain documentation supporting a fair value of a Private Fund that is not the reported NAV of the Private Fund.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with the Portfolio Managers’ management of the Fund’s investments, on the one hand, and the investments of other accounts for which each Portfolio Manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. For example, affiliates of the Adviser may, directly or indirectly, receive fees from other accounts that use strategies that overlap with the strategies of the Fund that are higher than the fee the Adviser receives from the Fund. In those instances, a portfolio manager may have an incentive to favor the other accounts over the Fund in making investment decisions. Other potential conflicts might include conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Adviser has adopted policies and procedures reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

REDEMPTIONS, REPURCHASES AND TRANSFER RESTRICTIONS

No Right of Redemption

As a closed-end management investment company, the Fund differs from open-end management investment companies, (e.g., mutual funds), in that investors in a closed-end fund, such as the Fund, do not have the right to redeem their shares. No public market for shares exists, and none is likely to develop in the future. Shareholders may not be able to liquidate their investments other than as a result of repurchases of shares by the Fund.

Repurchases of Shares

The Fund intends to repurchase shares from shareholders in accordance with written tenders by shareholders at those times, in those amounts and on such terms and conditions as the Board of Trustees may determine in its sole discretion. Each such repurchase offer will generally be limited to an amount equal to or less than 15% of the outstanding shares of the Fund. In determining whether the Fund should offer to repurchase shares from shareholders, the Board of Trustees will consider the recommendations of the Adviser as to the size and timing of such an offer, as well as a variety of operational, business and economic factors. In determining whether to accept such a recommendation, the Board of Trustees may consider the following factors, among others:

●	whether any shareholders have requested to tender shares to the Fund;

●	the Adviser’s assessment of shareholder liquidity needs and optimal asset allocations (including those of the Adviser’s investment advisory clients);

●	the liquidity of the Fund’s assets (including fees and costs associated with withdrawing from Private Debt Funds);

●	the investment activities, any asset segregation obligations and reserve requirements of the Fund;

●	the history of the Fund in repurchasing shares;

●	the availability of information as to the value of the Fund’s interests in Private Debt Funds and other assets;

●	the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs; and

●	any anticipated tax or regulatory consequences to the Fund of any proposed repurchases of shares.

The Fund will repurchase shares from shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines, in its sole discretion, to be fair to the Fund and to all shareholders. When the Board of Trustees determines that the Fund will repurchase shares, notice will be provided to shareholders (which notice may be provided through publication in a newspaper of national circulation) describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. To the extent that shareholders tender shares that in the aggregate exceed the percentage of the Fund’s outstanding shares specified for repurchase in that repurchase offer, the Fund may repurchase shares tendered by each tendering shareholder in the same proportion that the percentage of the Fund’s outstanding shares specified in the repurchase offer bears to the total shares tendered. For example, if the Fund makes an offer to repurchase up to 5% of its outstanding shares and receives tenders for 10% of its outstanding shares in the aggregate, the Fund may repurchase from each tendering shareholder 50% of the shares tendered by that shareholder.

Although amounts required to be paid by the Fund to repurchase tendered shares from shareholders will generally be paid in cash, the Fund may, in its discretion, pay all or a portion of the amounts due by an in-kind distribution of securities. The Fund expects not to distribute securities in kind except in limited circumstances, such as in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on shareholders not tendering shares for repurchase, or if the Fund receives an in-kind distribution from a Private Fund of transferable securities that the Fund cannot liquidate itself prior to making the distribution. The Fund may be limited in its ability to make an in-kind distribution by the Investment Company Act and will only engage in in-kind distributions to the extent permitted by applicable law or any exemptive or other relief obtained from the SEC or its staff. Repurchases will be effective after receipt and acceptance by the Fund of all eligible written tenders of shares from shareholders. Any in-kind distribution of securities will be valued in accordance with procedures adopted by the Board of Trustees and will be distributed to all tendering shareholders on a proportional basis.

If the Board of Trustees elects to offer to repurchase shares, the Fund will provide notice of the repurchase offer that explains the terms and conditions of the repurchase (the “Offer”). The Fund will provide the Offer either by mailing such offer to the shareholders’ addresses of record on the books of the Transfer Agent or by publishing the offer in a newspaper with a national circulation. The Offer will be provided at least 20 business days prior to the final date on which the shareholder must notify the Fund that the shareholder has elected to tender shares to the Fund (a “notice date”).

Compulsory Repurchases

The Fund may repurchase the shares, or any portion of them, held by a shareholder or any person acquiring shares from or through a shareholder compulsorily in accordance with the terms of its Declaration of Trust and the 1940 Act, including Rule 23c-2 under the 1940 Act (a “Compulsory Repurchase”). The Board of Trustees may determine to compulsorily redeem a shareholder’s shares if it determines, in its sole discretion, that:

●	the shares have been transferred in violation of the Declaration of Trust or Bylaws;

●	ownership of the shares by a shareholder or other person is likely to cause the Fund to be in violation of, or subject the Fund to new or additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

●	continued ownership of the shares by a shareholder may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

●	continued ownership of the shares by a shareholder may cause the Fund to not qualify as a RIC;

●	any of the representations and warranties made by a shareholder or other person in connection with the acquisition of shares was not true when made or has ceased to be true; or

●	it would be in the best interests of the Fund for the Fund to cause a mandatory redemption of such shares in circumstances where the Board determines that doing so is in the best interests of the Fund in a manner as will not discriminate unfairly against any shareholder.

Any Compulsory Repurchase for less than all of the shares of the Fund shall be made in such a manner as will not discriminate unfairly against any holder of the shares. In the event that the Board of Trustees determines that the Fund should, without the consent of the shareholder, repurchase the shares of such shareholder, or any person acquiring shares from or through the shareholder, such repurchases will be subject to the following repurchase mechanism unless otherwise determined by the Board of Trustees:

●	shares (or portions thereof) will be valued as of the “Compulsory Repurchase Valuation Date” (which date, unless otherwise determined by the Board of Trustees, shall be the last business day of the month in which the Fund intends to repurchase the shares);

●	promptly after the Board of Trustees determines that the Fund should repurchase the shares of a shareholder, or any person acquiring shares from or through a shareholder, pursuant to the authority granted in the Declaration of Trust or Bylaws, the Fund will give to such person whose shares (or portion thereof) have been called for repurchase (a “Compulsorily Repurchased Shareholder”) notice of the Fund’s intent to repurchase the shares and the expected Compulsory Repurchase Valuation Date for such shares;

●	promptly after the Compulsory Repurchase Valuation Date, the Fund will pay 95% of the value of all shares owned by a Compulsorily Repurchased Shareholder. This amount will be subject to adjustment after completion of the annual audit of the Fund’s financial statements for the fiscal year in which the Compulsory Repurchase is effective, and any balance due will be paid promptly after completion of the Fund’s audit.

Transfer Restrictions

There is no public market for the Fund’s shares, and none is expected to develop. The Fund does not list its shares on a stock exchange or similar market. Shares are transferable only in limited circumstances as described below, and liquidity for investments in shares may be provided only through periodic repurchase offers by the Fund. If a shareholder attempts to transfer shares in violation of the Fund’s transfer restrictions, the transfer will not be permitted and will be void. An investment in the Fund is, therefore, suitable only for investors that can bear the risks associated with the limited liquidity of shares and should be viewed as a long-term investment.

Except as otherwise described below, no person may become a substituted shareholder without the written consent of the Fund. Shares held by a shareholder may be transferred (including any pledge or assignment of shares) only:

●	by operation of law as a result of the death, divorce, bankruptcy, insolvency, adjudicated incompetence, dissolution, merger, reorganization or termination of the shareholder; or

●	with the written consent of the Fund, which may be withheld in the sole discretion of the Board of Trustees or its delegate.

Notice to the Fund of any proposed transfer of shares must include evidence satisfactory to the Fund that the proposed transferee meets any requirements imposed by the Fund with respect to investor eligibility and suitability, including the requirement that any investor (or investor’s beneficial owners in certain circumstances) be an Eligible Investor. Notice of a proposed transfer of shares must also be accompanied by a properly completed subscription agreement in respect of the proposed transferee. The Fund generally will not consent to a transfer of shares by a shareholder if, after the transfer of the shares, the balance of the account of any transferee or the transferor would be less than $20,000 (or any lower amount set by the Board of Trustees). In addition, any shares transferred by operation of law so that the balance of the account of any transferee or the transferor is less than $25,000 (or any lower amount set by the Board of Trustees) will be subject to repurchase by the Fund. A shareholder transferring shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund or the Transfer Agent in connection with the transfer. In connection with any request to transfer shares, the Fund may require the shareholder requesting the transfer to obtain, at the shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.

The Fund reserves the right to revise the transfer restrictions on the shares at any time upon thirty (30) days’ notice to shareholders.

In subscribing for shares, a shareholder agrees to indemnify and hold harmless the Fund, the Board of Trustees, the Adviser and each other shareholder and any of their respective affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of or arising from any transfer made by that shareholder in violation of the Declaration of Trust, Bylaws or policies adopted by the Board of Trustees or any misrepresentation made by that shareholder or a substituted shareholder in connection with any such transfer.

Medallion Signature Guarantee Requirements

To protect shareholders and the Fund from potential fraud, the Fund or its transfer agent (the “Transfer Agent”) may require a Medallion Signature Guarantee (“MSG”) in connection with a repurchase or tender request. An MSG be required in circumstances including, but not limited to, the following:

  The amount of the repurchase or tender request exceeds $100,000;
  Proceeds are requested to be mailed to an address or sent to a bank account that was added or changed within the preceding 30 calendar days;
  Proceeds are requested to be made payable to a person or entity other than the registered shareholder;
  Proceeds are requested to be sent to a financial institution account that is not registered in the shareholder’s name;

  The account registration or ownership is being changed;
  Written instructions include alternate delivery instructions, special handling, or other non-standard processing; or
  The Fund or the Transfer Agent reasonably determines that additional documentation or verification is appropriate.

An MSG must be obtained from an eligible guarantor institution participating in a recognized Medallion Signature Guarantee program. A notarized signature is not an acceptable substitute for an MSG.

Shareholders should contact the Transfer Agent before submitting instructions if they are uncertain whether an MSG is required. The Fund or the Transfer Agent reserves the right to waive or require an MSG and to reject any signature guarantee it determines is unacceptable. Requirements stated in the applicable repurchase offer will also apply.

Wire Fee

A $15 fee will be charged for each wire transfer of repurchase proceeds and deducted from the proceeds. This fee reflects the Transfer Agent’s current prevailing rate and is subject to change. The shareholder’s bank or an intermediary institution may also charge a separate fee for receiving the wire. The Fund and its Transfer Agent are not responsible for delays or additional fees imposed by the receiving bank or an intermediary institution.

Federal and State Income Tax Withholding for Retirement Accounts

Distributions from IRAs and other retirement accounts, including payments of proceeds from Fund repurchases, may be subject to federal income tax withholding and, where applicable, state income tax withholding. Federal income tax generally will be withheld unless the shareholder elects otherwise on the applicable distribution or repurchase request form. If the shareholder does not make a withholding election, withholding will be applied in accordance with applicable law and IRS requirements. State income tax withholding may also apply based on the shareholder’s state of residence and applicable state law. Any amount withheld is not a determination of the shareholder’s actual tax liability.

DISTRIBUTION POLICY AND DIVIDEND REINVESTMENT PLAN

Quarterly Distribution Policy

The Fund’s distribution policy is to make quarterly distributions to shareholders. The distribution rate may be modified by the Board from time to time. All or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. Although such distributions are not currently taxable, such distributions will have the effect of lowering a shareholder’s tax basis in the shares which will result in a higher tax liability when the shares are sold, even if they have not increased in value, or, in fact, have lost value. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Plan.”

The quarterly distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each quarter. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Please refer to the Fund’s most recent Section 19(a) notice, available at www.pdi.fund, for additional information regarding the composition of distributions. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board reserves the right to change the quarterly distribution policy from time to time.

Dividend Reinvestment Plan

The Fund will operate under a dividend reinvestment plan administered by the Transfer Agent. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment plan, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should notify the Transfer Agent in writing at Private Debt & Income Fund, c/o Ultimus Fund Solutions, LLC, Via Regular Mail: P.O. Box 46707, Cincinnati, OH 45246 or Via Overnight Mail: 225 Pictoria Dr., Suite 450, Cincinnati, OH 45246. Under the dividend reinvestment plan, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment plan.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment plan, the Transfer Agent will administer the dividend reinvestment plan on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment plan.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participant’s account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment plan. There is no direct service charge to participants with regard to purchases under the dividend reinvestment plan; however, the Fund reserves the right to amend the dividend reinvestment plan to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment plan should be directed to the Transfer Agent at Private Debt & Income Fund, c/o Ultimus Fund Solutions, LLC, Via Regular Mail: P.O. Box 46707, Cincinnati, OH 45246 or Via Overnight Mail: 225 Pictoria Dr., Suite 450, Cincinnati, OH 45246. Certain transactions can be performed by calling the toll-free number 833-880-2594.

Account Statements and Transaction Confirmations

Shareholders will receive periodic account statements summarizing account activity, including purchases, Fund repurchases, distributions, and reinvested dividends and capital gains, as applicable. A transaction confirmation will generally be provided for each financial transaction in a shareholder’s account, except for recurring transactions, such as dividend and capital gain distributions. Information concerning recurring transactions will appear on the shareholder’s periodic account statement and will serve as confirmation of such activity.

Shareholders should review all transaction confirmations and account statements for accuracy promptly upon receipt. A shareholder must notify the Fund or its Transfer Agent promptly, in writing or by telephone, but no later than 60 days after the date of the account statement or transaction confirmation that first reflects the disputed item. To the extent permitted by applicable law, if the shareholder does not provide notice within this 60-day period, the account activity reflected on the statement or confirmation may be deemed accepted, and the Fund and its agents may not be liable for losses resulting from the shareholder’s failure to report the disputed item within the applicable period.

Uncashed Checks and Automatic Reinvestment of Distributions

If a shareholder elects to receive dividend or capital gain distributions by check, Automated Clearing House (“ACH”) transfer, or wire transfer and the amount of a distribution is $50 or less, the distribution will be automatically reinvested in additional shares of the same class of the Fund.

For non-retirement and non-educational accounts, any dividend or capital gain distribution paid by check that remains uncashed for 180 days will be reinvested in additional shares of the same class of the Fund at the NAV determined as of the applicable Subscription Date. Once reinvested, such amounts will be subject to the same investment risks as other investments in the Fund.

A shareholder’s distribution election will automatically be changed so that future dividend and capital gain distributions are reinvested in additional shares of the same class if:

1.	Mail or checks sent to the shareholder’s address of record are returned as undeliverable and the account is designated as lost;
2.	A dividend or capital gain distribution check remains uncashed for 180 days; or
3.	The shareholder’s bank account information is no longer valid.

For non-retirement and non-educational accounts, any check representing Fund repurchase proceeds that remains uncashed for 180 days may, to the extent permitted by applicable law and subject to the Fund’s investor eligibility and subscription requirements, be reinvested in additional shares of the Fund on the applicable Subscription Date at the Fund’s then-current NAV. Once reinvested, such amounts will be subject to the same investment risks as other investments in the Fund.

Lost Shareholders, Inactive Accounts and Unclaimed Property

Unclaimed property laws may require the Fund or its transfer agent to transfer the assets of accounts that are considered abandoned, inactive, or lost, including due to returned mail, to the appropriate state authority. An account may be considered unclaimed if the shareholder has not initiated contact or account activity within the period specified by applicable state law.

Before transferring account assets to a state authority, the Fund or its transfer agent will provide any due diligence notice required by applicable law.

This process is commonly referred to as “escheatment.” After account assets have been transferred, a shareholder may be required to reclaim the assets from the applicable state’s unclaimed property administrator. If required or permitted by applicable law, the Fund may repurchase shares before transferring the resulting cash proceeds to the state. In such circumstances, the shareholder may be entitled only to the cash value of the shares at the time of the repurchase.

For a retirement account, an escheatment or other transfer to a state authority may be treated as a taxable distribution, and applicable federal or state income tax withholding and reporting requirements may apply.

To help prevent account assets from being treated as unclaimed property, shareholders should maintain current contact information and periodically contact the Fund or its transfer agent. Shareholder-initiated contact may include written correspondence, a telephone inquiry, or an account transaction.

In accordance with Texas law, a shareholder residing in Texas may designate a representative to receive unclaimed-property due diligence notices required by law. A Texas Designation of Representative Form is available from the Fund or its transfer agent.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, is intended for U.S. shareholders, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state, local or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. Shareholders will not be subject to the alternative minimum tax.

Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment plan. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested, pursuant to the policy, in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Cost Basis Reporting

The Fund has chosen the First -In, First-Out (FIFO) method as its default tax lot identification method for all shareholders. The Fund’s standing tax lot identification method is the method by which shares will be reported on a shareholder’s Consolidated Form 1099 if you do not select a specific tax lot identification method. A shareholder may choose a method different from the Fund’s standing method and will be able to do so at the time of purchase or upon the repurchase of Fund shares.

Taxation of Foreign Shareholders

Because of the fact-specific impact of the applicable U.S. tax rules and their interaction with tax treaties, shareholders who, as to the United States, are nonresident alien individuals, foreign trusts or estates or foreign corporations (“foreign shareholders”) as defined in the Code are urged to consult their own tax advisers regarding the U.S. federal tax consequences of the holding, sale, exchange or other disposition of the Fund’s shares. The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.

Generally, a foreign shareholder will be subject to U.S. federal income tax on distributions received from the Fund or upon dispositions of Shares if the Fund is “effectively connected” with a U.S. trade or business carried on by the foreign shareholder.

Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income may be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the foreign shareholder), which tax generally is withheld from such distributions by the Fund. All foreign shareholders should consult their tax advisers to determine the appropriate tax forms to provide to the Fund to claim a reduced rate or exemption from U.S. federal withholding taxes, and the proper completion of those forms.

Capital gain dividends and any amounts retained by the Fund that are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or applicable lower treaty rate) unless the foreign shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

Notwithstanding the foregoing, properly reported dividends generally are exempt from U.S. withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% equity holder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign shareholder will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing the correct IRS Form W-8). In the case of Fund shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. If a repurchase of a shareholder’s shares by the Fund does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Fund shares repurchased. If the repurchase qualifies as a sale or exchange, the shareholder generally will realize capital gain or loss equal to the difference between the amount received in exchange for the repurchased shares and the adjusted tax basis of those shares.

Any capital gain that a foreign shareholder realizes upon a repurchase of Fund shares or otherwise upon a sale or exchange of Fund shares will ordinarily be exempt from U.S. tax unless (i) in the case of a foreign shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) at any time during the shorter of the period during which the foreign shareholder held such Fund shares and the five-year period ending on the date of the disposition of those shares, the Fund was a “United States real property holding corporation” (as such term is defined in the Code) and the foreign shareholder actually or constructively held more than 5% of the Fund’s shares.

Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund that are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Fund shares will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations, and such taxable amounts may subject a foreign shareholder to U.S. tax filing obligations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a foreign shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption.

Payments to a shareholder that is either a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Foreign Account Tax Compliance Act (“FATCA”) may be subject to a generally nonrefundable 30% withholding tax on: (a) income dividends paid by a Fund and (b) certain capital gain distributions and the proceeds arising from the sale of Fund shares paid by the Fund. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reports information relating to them. A Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of a Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on October 22, 2024. The Fund’s Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders.

The following table shows the amounts of Fund shares that have been authorized and are outstanding as of June 29, 2026:

Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Held by Fund or for its Account
Class I Shares	Unlimited	None	19,092,117.16

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See “Dividend Reinvestment Plan.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares is recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

ANTI-TAKEOVER AND OTHER PROVISIONS IN THE DECLARATION OF TRUST

The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office with or without cause only by a written instrument signed by a majority of the remaining Trustees. The 1940 Act does not provide shareholders with an affirmative right to remove a Trustee. Furthermore, the Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation.

The Declaration of Trust also includes provisions permitting a shareholder to bring a derivative action only if he or she makes a written pre-suit demand upon the Board to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed for the reasons enumerated in the Declaration of Trust. In addition, the Declaration of Trust requires holders of at least 10% of the shares to join in any such action. Further, the Declaration of Trust requires that the shareholder making a pre-suit demand on the Board may be required to undertake to reimburse the Fund for the expense of any advisers the Board hires in its investigation of the demand in the event that the Board determines not to bring the action. For any pre-suit demands, the Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim. However, none of these provisions regarding derivative actions applies to claims arising under federal securities laws.

In addition, the Declaration of Trust includes provisions that the Trustees shall, to the maximum extent permitted by law, owe no fiduciary duties to the Trust or the Shareholders and that the liability of Trustees, officers, agents or employees of the Trust shall have no liability to the Trust or the Shareholders except for his own willful misfeasance (within the meaning of Section 17(h) of the 1940 Act), bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, and shall not be liable for errors of judgment or mistakes of fact or law. However, none of these provisions regarding the standard of care or limitation of liability of Trustees shall apply to, or in any way limit, the duties of the Trustees, including state law fiduciary duties, duties of loyalty and care, or liabilities of the Trustees with respect to matters arising under federal securities laws.

The Declaration of Trust includes an exclusive state forum provision that requires any shareholder suit, action or proceeding be brought exclusively in the State of Delaware. Such a provision means that shareholders may have to bring suit in an inconvenient and less favorable forum. This provision does not apply to claims arising under federal securities laws. Shareholders also waive their right to a jury trial.

Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

Ultimus Fund Distributors, LLC, located at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Distributor is an affiliate of the Administrator. The Fund’s shares are offered for sale through the Distributor at NAV plus the applicable sales load, if any. The Distributor also may enter into agreements with financial intermediaries for the sale and servicing of the Fund’s shares. In reliance on Rule 415, the Fund intends to offer to sell $750,000,000 of its shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class I shares are not currently subject to a Distribution Fee. The Distributor is paid a base annual fee plus a percentage of assets in the Fund as well as fees related to advertising review as compensation for the services provided under the Distribution Agreement.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a financial intermediaries’ registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating the financial intermediaries. The Additional Compensation may differ among financial intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, based on the aggregate value of outstanding shares held by shareholders introduced by the financial intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling financial intermediary may create potential conflicts of interest between an investor and its financial intermediary who is recommending the Fund over other potential investments. Additionally, the Fund may pay a servicing fee to Intermediaries for providing ongoing services in respect of shareholders of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request.

The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. The liabilities include those relating to performing services or duties pursuant to any instruction, notice or other instrument that Distributor reasonably believes to be genuine and to have been signed or presented by a duly authorized representative of the Fund; operating under its own initiative, in good faith and in accordance with the standard of care set forth herein, in performing its duties or the services under the Distribution Agreement; any default, damages, costs, loss of data or documents, errors, delay, or other loss whatsoever caused by events beyond Distributor’s reasonable control; and any error, action or omission by the Fund. The liabilities also include those arising directly or indirectly out of (1) the Fund or Adviser’s failure to exercise the standard of care set forth in the Distribution Agreement unless such liabilities were caused in part by the Distributor’s own willful misfeasance, bad faith or gross negligence; (2) any violation of applicable law by the Fund or Adviser or its affiliated persons or agents relating to the Distribution Agreement and the activities hereunder; and (3) any material breach by the Fund or Adviser or its affiliated persons or agents of the Distribution Agreement. The Distributor may, from time to time, perform services for the Adviser and its affiliates in the ordinary course of business.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Investor Suitability

Shareholders in the Fund may incur substantial, or even total, losses on an investment in the Fund. The shares will have limited liquidity because they will not be listed on any securities exchange or traded in other markets and will be subject to substantial restrictions on transfer. Investors must meet the eligibility requirements set forth on Appendix A, which generally limit the sale of shares to those investors that meet the definition of “accredited investor” in Regulation D under the Securities Act. A prospective investor should read this prospectus in its entirety and consult his, her or its own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund for the investor. An investment in the Fund is not suitable for all investors.

The staff of the SEC generally has required registered funds of private funds that are excepted from the definition of an “investment company” under the Investment Company Act of 1940 (the “1940 Act”) pursuant to section 3(c)(7) under the 1940 Act (such as the Fund) to be sold only to investors that meet the definition of “accredited investor” in Regulation D under the Securities Act.

Accordingly, the Fund currently intends to limit the sale of its shares in this manner. If the SEC or its staff modifies this eligibility limitation, the Fund may elect to offer its shares more broadly to the public or, conversely, impose stricter eligibility requirements. The Fund also reserves the right to place additional limitations on investor eligibility in the discretion of the Board of Trustees.

Investors eligible to subscribe for shares of the Fund (referred to in this prospectus as “Eligible Investors”) are investors who are “accredited investors” as defined in Regulation D (generally, persons having an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse (or spousal equivalent) in excess of $300,000 in each of those years and having a reasonable expectation of reaching the same income level in the current year; individuals having a net worth of at least $1 million (exclusive of their primary residence); or entities not formed for the specific purpose of acquiring the securities offered having total assets of at least $5 million or entities all of whose beneficial owners are themselves accredited investors).

Existing shareholders subscribing for additional shares must be Eligible Investors at the time of each additional subscription. The qualifications necessary for an investor to be an Eligible Investor are described in more detail in Appendix A to this prospectus.

In addition, the Fund is generally available for purchase in the United States, Puerto Rico, Guam, American Samoa and the U.S. Virgin Islands. Except to the extent otherwise permitted by a Distributor of the Fund, the Fund will only accept investments from U.S. citizens with a U.S. address (including an APO or FPO address) or resident aliens with a U.S. address (including an APO or FPO address) and a U.S. taxpayer identification number. To the extent the Fund accepts any investments from non-U.S. citizens or addresses, such investments will subject to applicable laws and regulations.

Good Order Purchase Requirements

A subscription will be considered in “good order” when the Fund or its Transfer Agent has received:

•	A fully completed and executed Subscription Agreement from all required registered owners;
•	Payment in U.S. dollars made payable to the Private Debt & Income Fund; and
•	Any information or documentation required by the Fund or its Transfer Agent to verify the purchaser’s identity and authority and to comply with applicable customer identification and anti-money laundering requirements.

The Fund and its Transfer Agent reserve the right to reject or delay any subscription that is not received in good order. The Fund and its Transfer Agent will not be responsible for delays or losses resulting from incomplete or inaccurate subscription instructions. Shares will be issued at the NAV determined as of the applicable Subscription Date, provided the Subscription Agreement and purchase funds are received in good order by the applicable subscription deadline.

Purchasing Shares

Investors may purchase shares directly from the Fund on a monthly basis in accordance with the instructions below. Shares may be purchased on the first business day of each month (a “Subscription Date”) at NAV plus any applicable sales load. The NAV will be calculated as of the Subscription Date (with a delay of no more than 20 business days). The Fund will normally accept funds received on any business day if they are received by the Fund’s Transfer Agent before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business. Any funds received before a Subscription Date will be held in a non-interest-bearing demand deposit account until wired by the Transfer Agent to the Custodian on the next Subscription Date. All subscriptions for shares must be received at least three business days before a Subscription Date before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business to be included in subscriptions for such Subscription Date. The Fund may waive this deadline in its discretion until such Subscription Date. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). The Fund has authorized one or more brokers to receive on its behalf purchase and redemption orders; such brokers are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund’s behalf. Orders will be priced at the appropriate price computed as of the next Subscription Date after it is received by a Financial Intermediary, authorized broker or the broker’s authorized designee and accepted by the Fund. The Fund will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries, brokers or agents may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund and for forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

Initial Purchase Methods

To open an account, a prospective investor must submit a completed Subscription Agreement in good order. Initial investments may be funded via federal funds wire transfer, Automated Clearing House (“ACH”), or an acceptable check drawn on a U.S. financial institution and made payable to the Fund. Shares are issued at the NAV determined as of the applicable Subscription Date, provided the Subscription Agreement and purchase funds are received in good order by the stated deadline. The Fund reserves the right to reject any purchase order or payment method in its sole discretion. All initial investments are subject to the Fund’s minimum investment and investor eligibility requirements and successful completion of applicable anti-money laundering and customer identification verification procedures.

Payment for Shares and Good Funds Policy

Payments made by check or Automated Clearing House (“ACH”) transfer are subject to a collection period of up to 10 business days to confirm that the payment has cleared and has been received in good funds. During the collection period, the Fund and its Transfer Agent may delay the payment of repurchase proceeds attributable to shares purchased with such payment. Any payment of repurchase proceeds remains subject to the terms and payment schedule of the applicable repurchase offer.

No collection period applies to purchases made by federal funds wire transfer, which are considered good funds upon receipt.

If a check or ACH payment does not clear, the Fund may cancel the applicable purchase, and the investor will be responsible for any resulting loss incurred by the Fund or its Transfer Agent, in addition to the applicable returned-payment fee.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Private Debt & Income Fund to:

Private Debt & Income Fund
c/o Ultimus Fund Solutions, LLC

Via Regular Mail:

P.O. Box 46707

Cincinnati, OH 45246

Via Overnight Mail:

225 Pictoria Dr.

Suite 450

Cincinnati, OH 45246

By Email

To make an initial purchase by email, complete an account application and email the application to PDIFund@ultimusfundsolutions.com, and wire funds in accordance with the instructions below.

By Wire — Initial Investment

To make an initial investment in the Fund, the Transfer Agent must receive a completed account application before an investor wires funds. Investors may mail, email, or overnight deliver an account application to the Transfer Agent or send a facsimile to 402-963-9094. Upon receipt of the completed account application, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 833-880-2594 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds on a Subscription Date if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds.

By Wire — Subsequent Investments

Before sending a wire, investors must contact Transfer Agent to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Unacceptable Forms of Payment

The Fund generally does not accept cash equivalents for the purchase of shares, including, but not limited to: cash, cashier’s checks, bank official checks, certified checks, bank money orders, third-party checks (except for properly endorsed IRA transfer and rollover checks), counter checks, starter checks, traveler’s checks, money orders, credit card checks, cryptocurrency, or payments drawn on non-U.S. financial institutions. All acceptable checks must be in U.S. dollars and drawn on a domestic bank.

Returned Check/NSF Fee

If a check or electronic payment does not clear, the investor will be responsible for any loss or expense incurred by the Fund or its Transfer Agent. A $25 fee will be charged against the investor’s account for the returned payment.

Customer Identification Program and Anti-Money Laundering Disclosure

Important Information About Procedures for Opening a New Account

To help the U.S. government fight the funding of terrorism and money laundering activities, federal law requires the Fund and its agents to obtain, verify, and record information that identifies each person or entity opening an account, to the extent reasonable and practicable. This notice is provided in accordance with the USA PATRIOT Act of 2001 and the regulations issued thereunder.

What This Means for You

When an account is opened, the Fund and/or its agents, including the Transfer Agent, will request the investor’s full name, residential or business street address, date of birth for individuals, and an identification number, such as a Social Security number or taxpayer identification number. A mailing address consisting solely of a P.O. Box is not sufficient and will not be accepted as the investor’s primary address. The Fund or the Transfer Agent may also request a driver’s license, passport, or other information or documentation necessary to verify the investor’s identity.

For legal entities, the Fund or the Transfer Agent may require documentation verifying the legal existence of the entity and information identifying and verifying its beneficial owners, control persons, or other authorized persons, as required by applicable law. The Fund or the Transfer Agent may also compare customer information against government lists and retain records of the information used to verify identity in accordance with applicable law.

Verification Process

If the Transfer Agent cannot form a reasonable belief that it knows the true identity of an investor, the Fund or the Transfer Agent may refuse to open an account, delay or reject a Subscription Agreement, restrict transactions, close the account, or take any other action required or permitted by applicable law. The Fund may close the account if requested clarifying information or documentation is not received within five business days.

Notice of Account Closure

If an account is closed because the investor’s identity cannot be verified, the Fund may reject or cancel the subscription and return the subscription funds or, if shares have already been issued, compulsorily repurchase the shares, as applicable, in accordance with applicable law and the Fund’s governing documents. Any compulsory repurchase will be processed at the NAV determined in accordance with the Fund’s valuation procedures. To the extent permitted by applicable law, the Fund, the Transfer Agent, and their respective affiliates and agents will not be liable for any loss, including losses resulting from market fluctuations, delays, restrictions, account closure, cancellation of a subscription, return of subscription funds, or compulsory repurchase related to the identity-verification process.

Investors may call the Transfer Agent at 833-880-2594 for assistance when completing a Subscription Agreement.

Purchase Terms

The minimum initial purchase for Class I shares by an investor is $50,000. The Fund reserves the right to waive the investment minimum to no less than $25,000. The Fund may permit a financial intermediary to waive the initial minimum per shareholder for Class I shares in the following situations: broker-dealers purchasing fund shares for clients in broker-sponsored discretionary fee-based advisory programs; financial intermediaries with clients of a registered investment adviser (RIA) purchasing fund shares in fee based advisory accounts with a $50,000 aggregated initial investment across multiple clients; and certain other situations deemed appropriate by the Fund. The Fund also reserves the right to waive the investment minimum to less than $25,000 under the following circumstances: (1) as to employees, officers or trustees of the Fund (including retired officers and trustees), the Adviser or their affiliates and their immediate family members; and (2) by the Fund based on its consideration of the investor’s overall relationship with the Adviser or selling agent, including consideration of the aggregate value of all accounts of clients of a selling agent investing in the Fund for purposes of satisfying the minimum investment amount. The Fund’s Class I shares are offered for sale through its Distributor at the net asset value on a Subscription Date. The price of the shares during the Fund’s continuous offering on a monthly basis will fluctuate over time with the net asset value of the shares.

Class I Shares

Class I shares will be sold at the prevailing NAV per Class I share and are not subject to any upfront sales charge. The Class I shares are not subject to a Distribution Fee or contingent deferred sales charges. Class I shares are only available to clients of the Adviser and may only be available through certain financial intermediaries. Because the Class I shares of the Fund are sold at the prevailing NAV per Class I share without an upfront sales charge, the entire amount of your purchase is invested immediately. However, for all accounts, Class I shares require a minimum investment of $50,000. There is no minimum for subsequent investments. The Fund reserves the right to waive the investment minimum to no less than $25,000.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by DLA Piper LLP, 1201 West Peachtree Street, Suite 2900, Atlanta, Georgia 30309.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 833-880-2594 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tait, Weller & Baker, LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. Tait, Weller & Baker, LLP is located at Two Liberty Place, 50 S. 16th Street, Suite 2900, Philadelphia, PA 19102-2529.

ADDITIONAL INFORMATION

The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC. The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	1
Investment Objective and Policies	1
Redemptions, Repurchases and Transfer Restrictions	11
Management of the Fund	15
Codes of Ethics	22
Proxy Voting Policies and Procedures	22
Control Persons and Principal Holders	23
Investment Advisory and Other Services	23
Portfolio Managers	24
Allocation of Brokerage	27
Tax Status	27
Other Information	31
Independent Registered Public Accounting Firm	32
Financial Statements	32
Appendix A –Proxy Voting Policies and Procedures	A-1

PRIVACY notice
FACTS	WHAT DOES THE FUND DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
	■ Social Security number	■ Purchase History
	■ Assets	■ Account Balances
	■ Retirement Assets	■ Account Transactions
	■ Transaction History	■ Wire Transfer Instructions
■ Checking Account Information
When you are no longer our customer, we continue to share your information as described in this notice.

How?	All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information, the reasons chosen to share, and whether you can limit this sharing.

Reasons we can share your personal information	Does the Fund share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes – information about your transactions and experiences	No	We don’t share
For our affiliates’ everyday business purposes – information about your creditworthiness	No	We don’t share
For non-affiliates to market to you	No	We don’t share
Questions?	Call 1- (833) 741-7382

Who we are
Who is providing this notice?	The Fund
What we do
How does the Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does the Fund collect my personal information?

We collect your personal information, for example, when you

■      Open an account

■      Provide account information

■      Give us your contact information

■      Make deposits or withdrawals from your account

■      Make a wire transfer

■      Tell us where to send the money

■      Tells us who receives the money

■      Show your government-issued ID

■      Show your driver’s license

We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

■      Sharing for affiliates’ everyday business purposes – information about your creditworthiness

■      Affiliates from using your information to market to you

■      Sharing for non-affiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

Definitions
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ■ The Fund does not share with our affiliates.
Non-affiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies ■ The Fund does not share with non-affiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ■ The Fund does not jointly market.

Private Debt & Income Fund
Class I Shares (PDISX) of Beneficial Interest

August 1, 2026

Investment Adviser
Brighton Jones, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

APPENDIX A

INVESTOR QUALIFICATIONS

In order to be eligible to purchase shares of the Fund, a prospective investor must qualify as an “Accredited Investor” as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”) by meeting one of the following eligibility criteria. The prospective investor is an Accredited Investor if it is:

(1)       a bank as defined in Section 3(a)(2) of the Securities Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

(2)        a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934, as amended;

(3)       any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;

(4)        any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940;

(5)        an insurance company as defined in Section 2(13) of the Securities Act;

(6)        an investment company registered under the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Company Act”);

(7)        a business development company as defined in Section 2(a)(48) of the Investment Company Act;

(8)        a Small Business Investment Company licensed by the United States Small Business Administration under Section 301(c) or (d) of the United States Small Business Investment Act of 1958, as amended;

(9)        any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

(10)      a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

(11)     an employee benefit plan within the meaning of Title I of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and (A) the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser, (B) the employee benefit plan has total assets in excess of $5,000,000, or (C) such plan is a self-directed plan with investment decisions made solely by persons that are Accredited Investors;

(12)      a private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Advisers Act”);

(13)      one of the following entities which was not formed for the specific purpose of making an investment in the Fund and which has total assets in excess of $5,000,000: (A) a corporation, limited liability company or partnership; (B) an organization described in Section 501(c)(3) of the United States Internal Revenue Code of 1986, as amended; or (C) a Massachusetts or similar business trust;

(14)      a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring shares of the Fund, whose purchase of the shares offered is directed by a person with such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in such shares;

(15)      a company (including its directors, partners, members, managers, trustees, and employees acting within the scope of their position or employment) that: (1) has no clients other than family clients; provided that if a person that is not a family client becomes a client of the family office as a result of the death of a family member or key employee or other involuntary transfer from a family member or key employee, that person shall be deemed to be a family client for purposes of this section for one year following the completion of the transfer of legal title to the assets resulting from the involuntary event; (2) is wholly owned by family clients and is exclusively controlled (directly or indirectly) by one or more family members and/or family entities; and (3) does not hold itself out to the public as an investment adviser (a “family office”): (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring shares in the Fund, and (iii) whose investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

(16)      any family client of a family office meeting the requirements above and whose investment in the Fund is directed by such family office;

(17)      any other entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(18)      an irrevocable trust (a) that is a grantor trust for federal tax purposes and the grantor(s) is/are the sole source of funding; (b) where all of the grantors are Accredited Investors, (c) where the grantor(s) would be taxed on all income of the trust and sales of trust assets during at least the first 15 years following the investment, (d) where the grantor(s) is/are the trustee(s) with sole investment discretion, (e) where the entire amount of the grantor’s(s’) contribution plus a rate of return would be paid to the grantor prior to any other payments, (f) that was established by the grantor(s) for estate planning purposes, and (g) where creditors of the grantor(s) would be able to reach the grantor’s(s’) interest in the trust;

(19)      a natural person whose individual net worth1 (or aggregate net worth with such person’s spouse or a cohabitant occupying a relationship generally equivalent to that of a spouse (“spousal equivalent”)) exceeds $1,000,000;2

(20)      a natural person who had an individual income3 in excess of $200,000 in each of the two most recent years and who reasonably expects to have an individual income in excess of $200,000 in the current year, or who had joint income4 in excess of $300,000 in each of the two most recent years and who reasonably expects to have joint income in excess of $300,000 in the current year;5

(21)      a director, executive officer, or general partner of the Fund; or

(22)      a natural person holding in good standing one or more of the following professional certifications or designations or credentials from an accredited educational institution: Series 7, Series 65, or Series 82 licenses;

(23)      an employee of the Fund (other than an employee performing solely clerical, secretarial or administrative functions with regard to such company or its investments) who, in connection with his or her regular functions or duties, participates in the investment activities of the Fund, or other investment companies the investment activities of which are managed by such employee of the Fund; provided that such employee has been performing such functions and duties for or on behalf of the Fund, or substantially similar functions or duties for or on behalf of another company for at least 12 months; or

(24)      an entity in which all of the equity owners are Accredited Investors.

[1]	For purposes of this item, “net worth” means the excess of total assets at fair market value, including cash, stock, securities, personal property and real estate (other than your primary residence), over total liabilities (other than a mortgage or other debt secured by your primary residence). In the event that the amount of any mortgage or other indebtedness secured by your primary residence exceeds the fair market value of the residence, that excess liability should also be deducted from your net worth. Any mortgage or indebtedness secured by your primary residence incurred within 60 days before the time of the sale of the securities offered hereunder, other than as a result of the acquisition of the primary residence, shall also be deducted from your net worth.

[2]	Legislation also authorizes the SEC to make further adjustments to the net worth test during and after 2014. Investors who qualify to acquire shares of the Fund will be allowed to continue to hold such shares even if qualifying standards increase.

[3]	For purposes of this item, “individual income” means adjusted gross income, as reported for federal income tax purposes, less any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (but not including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any tax-exempt interest income under Section 103 of the Internal Revenue Code of 1986, as amended (the “Code”), received; (ii) the amount of losses claimed as a limited partner in a limited partnership as reported on Schedule E of Form 1040; (iii) any deduction claimed for depletion under Section 611 et seq. of the Code; (iv) amounts contributed to an Individual Retirement Account (as defined in the Code) or Keogh retirement plan; (v) alimony paid; (vi) any elective contributions to a cash or deferred arrangement under Section 401(k) of the Code; and (vii) for applicable taxable years, any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Code.

[4]	For purposes of this item, “joint income” means adjusted gross income as reported for U.S. federal income tax purposes, including any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any tax-exempt interest income under Section 103 of the Internal Revenue Code of 1986, as amended (the “Code”), received; (ii) the amount of losses claimed as a limited partner in a limited partnership as reported on Schedule E of Form 1040; (iii) any deduction claimed for depletion under Section 611 et seq. of the Code; (iv) amounts contributed to an Individual Retirement Account (as defined in the Code) or Keogh retirement plan; (v) alimony paid; (vi) any elective contributions to a cash or deferred arrangement under Section 401(k) of the Code; and (vii) for applicable taxable years, any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Code.

[5]	Legislation also authorizes the SEC to make adjustments to the income test once the SEC conducts appropriate rule- making. Investors who qualify to acquire shares of the Fund will be allowed to continue to hold such shares even if qualifying standards increase.

STATEMENT OF ADDITIONAL INFORMATION

August 1, 2026

Private Debt & Income Fund

Class I Shares (PDISX) of Beneficial Interest

Principal Executive Offices

2030 1st Avenue, 3rd Floor, Seattle, WA 98121

833-880-2594

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the Class I prospectus of Private Debt & Income Fund (the “Fund” or the “Trust”), dated August 1, 2026 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 833-880-2594 or by visiting www.pdi.fund. Information on the website is not incorporated herein by reference. The Fund’s filings with the SEC also are available to the public on the SEC’s Internet web site at https://www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

TABLE OF CONTENTS

General Information and History	1
Investment Objective and Policies	1
REDEMPTIONS, REPURCHASES AND TRANSFER RESTRICTIONS	11
Management of the Fund	15
Codes of Ethics	23
Proxy Voting Policies and Procedures	23
Control Persons and Principal Holders	23
Investment Advisory and Other Services	24
Portfolio Managers	25
Allocation of Brokerage	27
Tax Status	28
Other Information	32
Independent Registered Public Accounting Firm	34
Financial Statements	34
appendix A – proxy voting policies and procedures	A-1

GENERAL INFORMATION AND HISTORY

The Fund is a non-diversified, closed-end management investment company. It is continuously offered on a monthly basis. The Fund was organized as a Delaware statutory trust on October 22, 2024. The Fund’s principal office is located at c/o Brighton Jones, LLC, 2030 1st Avenue, 3rd Floor, Seattle, WA 98121, and its telephone number is 833-880-2594. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. The Fund’s investment adviser is Brighton Jones, LLC (the “Adviser”).

Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive or conversion rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund currently offers one share class, Class I shares. The Board of Trustees of the Fund (the “Board” or the “Trustees”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s primary investment objective is to seek high current income with a secondary objective of capital preservation.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)	Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33 1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2)	Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33 1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)	Purchase securities on margin, but may sell securities short and write call options.

(4)	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must

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be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

(5)	Invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry or group of industries. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities, as well as to investments in investment companies that primarily invest in such securities.

(6)	Purchase or sell commodities, commodity contracts, including commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)	Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this restriction shall not prevent the Fund from investing in securities of companies engaged in the real estate business or securities or other instruments backed by real estate or mortgages), or commodities or commodity contracts.

(8)	Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities.

For purposes of the Fund’s concentration policy, if the Fund invests in one or more investment companies, the Fund will examine the holdings of such investment companies to ensure that the Fund is not indirectly concentrating its investments in a particular industry or group of industries.

If a restriction on a Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of a Fund’s investment portfolio, resulting from changes in the value of a Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Certain Portfolio Securities and Other Operating Policies

As discussed in the Prospectus, the Fund seeks to achieve its investment objectives by investing, directly or indirectly, in income-generating, credit-related investments. These credit-related investments may be foreign or domestic. Under normal market conditions, the Fund will invest, directly or indirectly, at least 80% of its assets plus borrowings for investment purposes in private income-generating, credit-related investments. The Fund will invest in unaffiliated privately-held investment vehicles (“Private Funds”) as well as funds registered under the Investment Company Act of 1940 (“Registered Funds”) that pursue various private credit-related strategies. The Fund’s investments in Private Funds and Registered Funds will be made either directly or through co-investment opportunities offered by such managers alongside the Private Funds or Registered Funds (“Co-Investments”; together with Private Funds and Registered Funds, “Private Debt Funds”). The Fund may invest in credit-related investments of any duration, maturity, or credit quality (including “junk”). No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. The Adviser is responsible for allocating the Fund’s assets among various securities using its investment strategies, subject to policies adopted by the Board. Additional information regarding the types of securities and financial instruments is set forth below.

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Equity Securities

The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

A Private Fund may invest in equity securities without restriction. These investments may include securities of companies with small- to medium-sized market capitalizations, including micro-cap companies and growth stage companies. The securities of certain companies, particularly smaller-capitalization companies, involve higher risks in some respects than do investments in securities of larger companies. For example, prices of small-capitalization and even medium-capitalization stocks are often more volatile than prices of large-capitalization stocks, and the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to investors) is higher than for larger, “blue-chip” companies. In addition, due to thin trading in the securities of some small-capitalization companies, an investment in those companies may be deemed illiquid.

Fixed-Income Securities

Fixed-income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

A Private Fund may invest in both investment grade and non-investment grade debt securities (commonly referred to as “junk bonds”) and unrated securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (each, a “Rating Agency”) in one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by the Adviser to be of comparable quality.

Non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities.

Investment Companies

The Fund may invest in the securities of other investment companies (including money market funds). Under the 1940 Act, the Fund’s investment in investment companies is limited to, subject to certain exceptions: (i) 3% of the total outstanding voting stock of any one investment company, (ii) 5% of the Fund’s total assets with respect to any one investment company, and (iii) 10% of the Fund’s total assets of investment companies in the aggregate. Investments by the Funds in other investment companies entail a number of risks unique to a fund of funds structure. These risks include the following:

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Multiple Layers of Fees. By investing in other investment companies indirectly through the Funds, prospective investors will directly bear the fees and expenses of the Funds’ Advisor and indirectly bear the fees and expenses of other investment companies and other investment companies’ managers as well. As such, this multiple or duplicative layer of fees will increase the cost of investments in the Funds.

Lack of Transparency. The Advisor will not be able to monitor the investment activities of the other investment companies on a continuous basis and the other investment companies may use investment strategies that differ from its past practices and are not fully disclosed to the Advisor and that involve risks that are not anticipated by the Advisor. The Funds have no control over the risks taken by the underlying investment companies in which they invest.

Valuation of Investment Companies. Although the Advisor will attempt to review the valuation procedures used by other investment companies’ managers, the Advisor will have little or no means of independently verifying valuations of the Funds’ investments in investment companies and valuations of the underlying securities held by other investment companies. As such, the Advisor will rely significantly on valuations of other investment companies and the securities underlying other investment companies that are reported by other investment companies’ managers. In the event that such valuations prove to be inaccurate, the net asset value (“NAV”) of the Funds could be adversely impacted and an investor could incur a loss of investment in the Funds.

Illiquidity of Investments by and In Other Investment Companies. Other investment companies may invest in securities that are not registered, are subject to legal or other restrictions on transfer, or for which no liquid market exists. The market prices, if any, for such securities tend to be volatile and restricted securities may sell at prices that are lower than similar securities that are not subject to legal restrictions on resale. Further, the Funds may not be able to redeem their interests in other investment companies’ securities that it has purchased in a timely manner. If adverse market conditions were to develop during any period in which the Funds are unable to redeem interests in other investment companies, the Funds may suffer losses as a result of this illiquidity. As such, the lack of liquidity and volatility of restricted securities held by other investment companies could adversely affect the value of the other investment companies. Any such losses could adversely affect the value of the Funds’ investments and an investor could incur a loss of investment in the Funds.

Lack of Control. Although the Funds and the Advisor will evaluate regularly other investment companies to determine whether their investment programs are consistent with the Funds’ investment objective, the Advisor will not have any control over the investments made by other investment companies. Even though other investment companies are subject to certain constraints, the investment advisor to each such investment company may change aspects of their investment strategies at any time. The Advisor will not have the ability to control or influence the composition of the investment portfolio of other investment companies.

Lack of Diversification. There is no requirement that the underlying investments held by other investment companies be diversified. As such, other investment companies’ managers may target or concentrate other investment companies’ investments in specific markets, sectors, or types of securities. As a result, investments made by other investment companies are subject to greater volatility as a result of this concentration than if the other investment companies had non-concentrated and diversified portfolios of investments. Thus, the Funds’ portfolios (and by extension the value of an investment in the Funds) may therefore be subject to greater risk than the portfolio of a similar fund with investments in diversified investment companies.

Use of Leverage. The other investment companies may utilize leverage (i.e., borrowing) to acquire their underlying portfolio investments. When other investment companies borrow money or otherwise leverage their portfolio of investments, doing so may exaggerate changes in the NAV of the shares of the other investment companies and in the return on the other investment companies’ investments. Borrowing will also cost other investment companies interest expense and other fees. As such, the value of the Funds’ investments in other investment companies may be more volatile and all other risks (including the risk of loss of an investment in other investment companies) tend to be compounded or magnified. As

4

a result, any losses suffered by other investment companies as a result of their use of leverage could adversely affect the value of the Fund’s investments and an investor could incur a loss of investment in the Funds.

Foreign Securities

The Fund may invest, directly or indirectly, in non-U.S. infrastructure companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

Emerging Markets Securities

The Fund may invest, directly or indirectly, in issuers domiciled in emerging markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

Additional risks of emerging markets securities may include (i) greater social, economic and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging technique, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

Money Market Instruments

The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or the Adviser deems appropriate under the circumstances. Pending allocation of the offering proceeds of this offering and thereafter, from time to time, the Fund also may invest in these instruments and other investment vehicles. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining

5

maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (the “FDIC”), and repurchase agreements.

Special Investment Techniques

A Private Fund may use a variety of special investment techniques as more fully discussed below to hedge a portion of a Private Fund’s investment portfolio against various risks or other factors that generally affect the values of securities. A Private Fund may also use these techniques for non-hedging purposes in pursuing its investment objective. These techniques may involve the use of derivative transactions. The techniques a Private Fund may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that a Private Fund may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that a Private Fund may suffer losses as a result of its hedging activities.

Derivatives

The Fund may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Options and Futures. The Fund may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter (“OTC”) market, or they may be negotiated directly with counterparties. In cases where instruments are purchased OTC or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out a position.

The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call options for both hedging purposes and to pursue the Fund’s investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

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The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations to avoid regulation as a commodity pool. The CFTC eliminated limitations on futures trading by certain regulated entities, including registered investment companies, and consequently registered investment companies may engage in unlimited futures transactions and options thereon provided that the investment manager to such company claims an exclusion from regulation as a commodity pool operator. If the Fund were to use derivatives subject to regulation by the CFTC in connection with its management of the Fund, the Adviser will claim such an exclusion from registration as a commodity pool operator under the Commodity Exchange Act (“CEA”). Therefore, it would not be subject to the registration and regulatory requirements of the CEA.

Successful use of futures also is subject to the Adviser’s ability to correctly predict movements in the relevant market. To the extent that a transaction is entered into for hedging purposes, successful use is also subject to the Adviser’s ability to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price.

Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the OTC market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Swap Agreements. The Fund may enter into a variety of swap agreements, including equity, interest rate, and index swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

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Government Regulation of Derivatives. It is possible that government regulation of various types of derivative instruments, including futures and swap agreements, may limit or prevent the Fund from using such instruments as a part of its investment strategy, and could ultimately prevent the Fund from being able to achieve its investment objective. It is impossible to predict fully the effects of legislation and regulation in this area, but the effects could be substantial and adverse.

The futures markets are subject to comprehensive statutes, regulations, and margin requirements. The SEC, the CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the implementation or reduction of speculative position limits, the implementation of higher margin requirements, the establishment of daily price limits and the suspension of trading.

The regulation of swaps and futures transactions in the U.S., the European Union and other jurisdictions is a rapidly changing area of law and is subject to modification by government and judicial action. There is a possibility of future regulatory changes altering, perhaps to a material extent, the nature of an investment in the Fund or the ability of the Fund to continue to implement its investment strategies.

Under recently adopted rules and regulations, transactions in some types of swaps (including interest rate swaps and credit default swaps on North American and European indices) are required to be centrally cleared, and additional types of swaps may be required to be centrally cleared in the future. In a transaction involving those swaps (“cleared derivatives”), the Fund’s counterparty is a clearing house, rather than a bank or broker. Since the Fund is not a member of a clearing house and only clearing members can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives transactions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through its accounts at clearing members. Clearing members guarantee performance of their clients’ obligations to the clearing house.

In addition, U.S. regulators, the European Union and certain other jurisdictions have adopted minimum margin and capital requirements for uncleared OTC derivatives transactions. It is expected that these regulations will have a material impact on the Fund’s use of uncleared derivatives. These rules will impose minimum margin requirements on derivatives transactions between the Fund and its swap counterparties and may increase the amount of margin the Fund is required to provide. They will impose regulatory requirements on the timing of transferring margin, which may accelerate the Fund’s current margin process. They will also effectively require changes to typical derivatives margin documentation. Such requirements could increase the amount of margin the Fund needs to provide in connection with uncleared derivatives transactions and, therefore, make such transactions more expensive.

The SEC has also issued a rule under the 1940 Act providing for the regulation of registered investment companies’ use of derivatives and certain related instruments. The ultimate impact, if any, of possible regulation remains unclear, but the rule could, among other things, restrict the Fund’s ability to engage in derivatives transactions and/or increase the costs of such derivatives transactions such that the Fund may be unable to implement its investment strategy. These and other new rules and regulations could, among other things, further restrict the Fund’s ability to engage in, or increase the cost to the Fund of, derivatives transactions, for example, by making some types of derivatives no longer available to the Fund, increasing margin or capital requirements, or otherwise limiting liquidity or increasing transaction costs. The implementation of the clearing requirement has increased the costs of derivatives transactions for the Fund, since the Fund has to pay fees to its clearing members and is typically required to post more margin for cleared derivatives than it has historically posted for bilateral derivatives. The costs of derivatives transactions are expected to increase further as clearing members raise their fees to cover the costs of additional capital requirements and other regulatory changes applicable to the clearing members. These regulations are new and evolving, so their potential impact on the Fund and the financial system are not yet known. While the new regulations and central clearing of some derivatives transactions are designed to reduce systemic risk (i.e., the risk that the interdependence of large derivatives dealers could cause them to suffer liquidity, solvency or other challenges simultaneously), there is no assurance that the new mechanisms will achieve that result.

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Leverage

A Private Fund may leverage a Private Fund through (i) borrowings, (ii) swap agreements, options or other derivative instruments, (iii) use of short sales, or (iv) a combination of these methods. The financing entity or counterparty on any swap, option or other derivative instrument may be any entity or institution which an investment manager determines to be creditworthy.

As a result of this leverage, a relatively small movement in the spread relationship between the securities and commodities interests a Private Fund indirectly owns and those which it has indirectly sold short may result in substantial losses.

Short Sales

The Fund and the Private Debt Funds may engage in short selling. A short sale is a transaction in which a party sells a security it does not own or have the right to acquire (or that it owns but does not wish to deliver) in anticipation that the market price of that security will decline. When a party makes a short sale, the broker-dealer through which the short sale is made must borrow the security sold short and deliver it to the party purchasing the security. The party is required to make a margin deposit in connection with such short sales; the party may have to pay a fee to borrow particular securities and will often be obligated to pay over any dividends and accrued interest on borrowed securities. If the price of the security sold short increases between the time of the short sale and the time the party covers the short position, the party will incur a loss; conversely, if the price declines, the party will realize a capital gain. Any gain will be decreased, and any loss increased, by the transaction costs described above.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, a Private Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when a Private Fund enters into the commitment, but a Private Fund does not make payment until it receives delivery from the counterparty. A Private Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when a Private Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of a Private Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by a Private Fund on a forward basis will not honor its purchase obligation. In such cases, a Private Fund may incur a loss.

Credit Facilities

The Fund may enter into secured bank lines of credit (the “Credit Facilities”) for the purpose of investment purchases and other liquidity requirements subject to the limitations of the 1940 Act for borrowings. As collateral for the Credit Facilities, the Fund grants the Banks a first position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts.

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Market Volatility

The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. The value of a security or other instrument may decline due to changes in general market conditions, economic trends or events that are not specifically related to the issuer of the security or other instrument, or factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates generally do not have the same impact on all types of securities and instruments.

Operational and Cybersecurity Risk

The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.

For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.

With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountant, fund administrator, transfer agent, pricing vendors and/or other third party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. The Fund also may incur substantial costs for cybersecurity risk management in order to guard against any cyber incidents in the future. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified, in large part because different unknown threats may emerge in the future. Similar types of cybersecurity risks also are present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect such a counterparty’s ability to meets it obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.

Portfolio Turnover

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio

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turnover of the Fund. Further, the underlying funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the underlying funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. The portfolio turnover rate for the fiscal years ended March 31 were as follows:

2026*
Portfolio Turnover Rate	5%

*	For the fiscal period from May 1, 2025 (inception) to March 31, 2026

Non-Diversified Status

The Fund does not intend to meet the diversification requirements of the 1940 Act as in effect from time to time. Because the Fund is “non-diversified” under the 1940 Act, it is subject only to certain federal tax diversification requirements. Under federal tax laws, the Fund may, with respect to 50% of its total assets, invest up to 25% of its total assets in the securities of any issuer. With respect to the remaining 50% of the Fund’s total assets, (i) the Fund may not invest more than 5% of its total assets in the securities of any one issuer, and (ii) the Fund may not acquire more than 10% of the outstanding voting securities of any one issuer. These tests apply at the end of each quarter of the taxable year and are subject to certain conditions and limitations under the Code. These tests do not apply to investments in United States Government Securities and regulated investment companies. Because the Fund is “non-diversified,” it can invest a greater percentage of its assets in a single issuer or a group of issuers, and, as a result, may be subject to greater credit, market, and other risks than a diversified fund. The poor performance by a single issuer may have a greater impact on the performance of a non-diversified fund. A non-diversified fund’s shares tend to be more volatile than shares of a diversified fund and are more susceptible to the risks of focusing investments in a small number of issuers or industries, and the risks of a single economic, political or regulatory occurrence.

REDEMPTIONS, REPURCHASES AND TRANSFER RESTRICTIONS

No Right of Redemption

As a closed-end management investment company, the Fund differs from open-end management investment companies (e.g., mutual funds) in that investors in a closed-end fund, such as the Fund, do not have the right to redeem their shares. No public market for shares exists, and none is likely to develop in the future. Shareholders may not be able to liquidate their investment other than as a result of repurchases of shares by the Fund.

Repurchases of Shares

The Fund intends to repurchase shares from shareholders in accordance with written tenders by shareholders at those times, in those amounts and on such terms and conditions as the Board of Trustees may determine in its sole discretion. Each such repurchase offer will generally be limited to an amount equal to or less than 15% of the outstanding shares of the Fund. In determining whether the Fund should offer to repurchase shares from shareholders, the Board of Trustees will consider the recommendations of the Adviser as to the size and timing of such an offer, as well as a variety of operational, business and economic factors. In determining whether to accept such a recommendation, the Board of Trustees may consider the following factors, among others:

●	whether any shareholders have requested to tender shares to the Fund;

●	the Adviser’s assessment of shareholder liquidity needs and optimal asset allocations (including those of the Adviser’s investment advisory clients);

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●	the liquidity of the Fund’s assets (including fees and costs associated with withdrawing from Private Debt Funds);

●	the investment activities, any asset segregation obligations and reserve requirements of the Fund;

●	the history of the Fund in repurchasing shares;

●	the availability of information as to the value of the Fund’s interests in Private Debt Funds and other assets;

●	the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs; and

●	any anticipated tax or regulatory consequences to the Fund of any proposed repurchases of shares.

The Fund will repurchase shares from shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines, in its sole discretion, to be fair to the Fund and to all shareholders. When the Board of Trustees determines that the Fund will repurchase shares, notice will be provided to shareholders (which notice may be provided through publication in a newspaper of national circulation) describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. To the extent that shareholders tender shares that in the aggregate exceed the percentage of the Fund’s outstanding shares specified for repurchase in that repurchase offer, the Fund may repurchase shares tendered by each tendering shareholder in the same proportion that the percentage of the Fund’s outstanding shares specified in the repurchase offer bears to the total shares tendered. For example, if the Fund makes an offer to repurchase up to 5% of its outstanding shares and receives tenders for 10% of its outstanding shares in the aggregate, the Fund may repurchase from each tendering shareholder 50% of the shares tendered by that shareholder.

Although amounts required to be paid by the Fund to repurchase tendered shares from shareholders will generally be paid in cash, the Fund may, in its discretion, pay all or a portion of the amounts due by an in-kind distribution of securities. The Fund expects not to distribute securities in kind except in limited circumstances, such as in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on shareholders not tendering shares for repurchase, or if the Fund receives an in-kind distribution from a Private Fund of transferable securities that the Fund cannot liquidate itself prior to making the distribution. The Fund may be limited in its ability to make an in-kind distribution by the Investment Company Act and will only engage in in-kind distributions to the extent permitted by applicable law or any exemptive or other relief obtained from the SEC or its staff. Repurchases will be effective after receipt and acceptance by the Fund of all eligible written tenders of shares from shareholders. Any in-kind distribution of securities will be valued in accordance with procedures adopted by the Board of Trustees and will be distributed to all tendering shareholders on a proportional basis.

If the Board of Trustees elects to offer to repurchase shares, the Fund will provide notice of the repurchase offer that explains the terms and conditions of the repurchase (the “Offer”). The Fund will provide the Offer either by mailing such offer to the shareholders’ addresses of record on the books of the Transfer Agent or by publishing the offer in a newspaper with a national circulation. The Offer will be provided at least 20 business days prior to the final date on which the shareholder must notify the Fund that the shareholder has elected to tender shares to the Fund (a “notice date”).

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In light of liquidity constraints associated with investments in Private Debt Funds and the possibility that the Fund may have to effect withdrawals from those Private Debt Funds to pay for shares being repurchased, the Fund expects to employ the following repurchase procedures:

●	A shareholder choosing to tender shares for repurchase must provide notice of their tender of shares to the Fund, in the form stated in the repurchase offer, by the notice date. Shares or portions of them will be valued as of the “valuation date,” which is generally expected to be the last business day of March, June, September or December. As a result, the NAV applicable to a repurchase is calculated after a notice date, which means a shareholder will not know the repurchase price until after a shareholder has irrevocably tendered its shares.

●

The Fund will pay the value of the shares repurchased (or, as discussed below, 95% of such value if all shares owned by a shareholder are repurchased) no later than the 65th day after the deadline for shareholders to tender shares for repurchase as set forth in the applicable repurchase offer. This amount will be subject to adjustment after completion of the annual audit of the Fund’s financial statements for the fiscal year in which the repurchase is effective.

●	If 95% or more of a shareholder’s shares are repurchased, the shareholder will receive an initial payment equal to 95% of the value of the shares, and any balance due will be paid promptly after completion of the Fund’s audit.

The Board of Trustees may, pursuant to its discretion, decide to modify, postpone or suspend repurchase offers. If modification of the Fund’s repurchase procedures as described above is deemed necessary to comply with regulatory requirements, the Board of Trustees may seek to implement new procedures reasonably designed to provide shareholders with substantially the same liquidity for shares as would be available under the procedures described above.

The Adviser or its affiliates may own a substantial portion of the Fund’s shares and may elect to participate in any repurchase offers made by the Fund on the same terms as any other shareholder. Therefore, because each repurchase offer will be limited to a specified percentage of the Fund’s outstanding shares, other tendering shareholders could have a smaller portion of their shares repurchased by the Fund as a result of tenders by the Adviser or its affiliates than would have been the case absent such tenders.

Payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund’s investment-related expenses as a result of higher portfolio turnover rates. Liquidation of portfolio holdings to fund repurchases of shares also may result in the Fund incurring redemption, withdrawal or similar fees charged by one or more Private Debt Funds. The Adviser intends to take measures, subject to such policies as may be established by the Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.

The Fund will assume all fees and expenses related to the process of a repurchase of shares. These fees and expenses include, but are not limited to, legal fees, filing fees, publication fees and printing and mailing costs of tender offer documentation.

Compulsory Repurchases

The Fund may repurchase the shares, or any portion of them, held by a shareholder or any person acquiring shares from or through a shareholder compulsorily in accordance with the terms of its Declaration of Trust and the 1940 Act, including

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Rule 23c-2 under the 1940 Act (a “Compulsory Repurchase”). The Board of Trustees may determine to compulsorily redeem a shareholder’s shares if it determines, in its sole discretion, that:

●	the shares have been transferred in violation of the Declaration of Trust or Bylaws;

●	ownership of the shares by a shareholder or other person is likely to cause the Fund to be in violation of, or subject the Fund to new or additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

●	continued ownership of the shares by a shareholder may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences; or

●	any of the representations and warranties made by a shareholder or other person in connection with the acquisition of shares was not true when made or has ceased to be true.

Any Compulsory Repurchase for less than all of the shares of the Fund shall be made in such a manner as will not discriminate unfairly against any holder of the shares. In the event that the Board of Trustees determines that the Fund should, without the consent of the shareholder, repurchase the shares of such shareholder, or any person acquiring shares from or through the shareholder, such repurchases will be subject to the following repurchase mechanism unless otherwise determined by the Board of Trustees:

●	shares (or portions thereof) will be valued as of the “Compulsory Repurchase Valuation Date” (which date, unless otherwise determined by the Board of Trustees, shall be the last business day of the month in which the Fund intends to repurchase the shares);

●	promptly after the Board of Trustees determines that the Fund should repurchase the shares of a shareholder, or any person acquiring shares from or through a shareholder, pursuant to the authority granted in the Declaration of Trust or Bylaws, the Fund will give to such person whose shares (or portion thereof) have been called for repurchase (a “Compulsorily Repurchased Shareholder”) notice of the Fund’s intent to repurchase the shares and the expected Compulsory Repurchase Valuation Date for such shares;

●	promptly after the Compulsory Repurchase Valuation Date, the Fund will pay 95% of the value of all shares owned by a Compulsorily Repurchased Shareholder. This amount will be subject to adjustment after completion of the annual audit of the Fund’s financial statements for the fiscal year in which the Compulsory Repurchase is effective, and any balance due will be paid promptly after completion of the Fund’s audit.

Transfer Restrictions

There is no public market for the Fund’s shares, and none is expected to develop. The Fund does not list its shares on a stock exchange or similar market. Shares are transferable only in limited circumstances as described below, and liquidity for investments in shares may be provided only through periodic repurchase offers by the Fund. If a shareholder attempts to transfer shares in violation of the Fund’s transfer restrictions, the transfer will not be permitted and will be void. An investment in the Fund is, therefore, suitable only for investors that can bear the risks associated with the limited liquidity of shares and should be viewed as a long-term investment.

Except as otherwise described below, no person may become a substituted shareholder without the written consent of the Fund. Shares held by a shareholder may be transferred (including any pledge or assignment of shares) only:

●	by operation of law as a result of the death, divorce, bankruptcy, insolvency, adjudicated incompetence, dissolution, merger, reorganization or termination of the shareholder; or

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●	with the written consent of the Fund, which may be withheld in the sole discretion of the Board of Trustees or its delegate.

Notice to the Fund of any proposed transfer of shares must include evidence satisfactory to the Fund that the proposed transferee meets any requirements imposed by the Fund with respect to investor eligibility and suitability, including the requirement that any investor (or investor’s beneficial owners in certain circumstances) be an Eligible Investor. Notice of a proposed transfer of shares must also be accompanied by a properly completed subscription agreement in respect of the proposed transferee. A shareholder transferring shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund or the Transfer Agent in connection with the transfer. In connection with any request to transfer shares, the Fund may require the shareholder requesting the transfer to obtain, at the shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.

The Fund reserves the right to revise the transfer restrictions on the shares at any time upon thirty (30) days’ notice to shareholders.

In subscribing for shares, a shareholder agrees to indemnify and hold harmless the Fund, the Board of Trustees, the Adviser and each other shareholder and any of their respective affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of or arising from any transfer made by that shareholder in violation of the Declaration of Trust, Bylaws or policies adopted by the Board of Trustees or any misrepresentation made by that shareholder or a substituted shareholder in connection with any such transfer.

MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Trust is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Trust’s By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of three individuals, all of whom are not deemed to be “interested persons” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Independent Trustees”). Pursuant to the Governing Documents of the Trust, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer, and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust’s purposes. The Trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure

Mary Moran Zeven is the Chairwoman of the Board. Under the Trust’s Agreement and Declaration of Trust and By-Laws, the Chair of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including (i) setting the agendas for board meetings and (ii) providing

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information to board members in advance of each board meeting and between board meetings. The Trust believes that its Chair, the chair of the Audit Committee, the chair of the Nominating and Governance Committee, and, as an entity, the full Board, provide effective leadership that is in the best interests of the Trust and each shareholder.

Board Risk Oversight

The Board has established an independent Audit Committee, an independent Nominating and Governance Committee, and an independent Valuation Committee, each with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. The Nominating and Governance Committee assists the Board in adopting fund governance practices and meeting certain “fund governance standards.” The Valuation Committee has the authority to determine the value of the Fund’s portfolio securities under the methods established by the policies and procedures of the Fund. Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications

Generally, the Trust believes that each Trustee is competent to serve because of their individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes, and (iv) skills. Mary Moran Zeven, was the Director of the Graduate Program in Banking and Financial Law, at Boston University School of Law from 2019 - 2022. From 2000 to 2019. Ms. Moran Zeven served as Senior Vice President and Senior Managing Counsel of State Street Bank and Trust Company, a custodial bank, fund administrator and accounting agent. In that role, she served as the global head of State Street’s Sector Solutions Legal Department, the head of its US Fund Administration Legal Department, and the head of several other legal departments supporting State Street’s Global Services Americas business. A graduate of St. John’s University School of Law, she worked as a corporate lawyer at several large law firms and financial institutions in New York before joining State Street, including serving as general counsel and chief legal officer of Global Asset Management (USA) Inc.

Carrie Schoffman is the owner and founder of CPA Concierge Services. She previously served as Principal Financial Officer and Treasurer of the ICON Funds from 2013 to 2017. She also served as Assistant Vice President and Chief Compliance Officer of the ICON Funds from 2004 to 2017, as well as Chief Compliance Officer of ICON Advisers, Inc. during that period. Previously she was a staff accountant with the U.S. Securities and Exchange Commission from 2003 to 2004. She also was a Manager from 2001 to 2003 and Senior Associate/Associate from 1996 to 2001 at PricewaterhouseCoopers LLP. She obtained a degree in Public Accounting from Colorado State University and has maintained a Certified Public Accountant license. She is a member of the Colorado Society of CPAs and the American Institute of CPAs.

Clifford N. Schireson retired in 2017. Prior to that, Mr. Schireson was Director of Institutional Services from 2004 to 2017 at Brandes Investment Partners, LP, an investment advisory firm, where he also was co-head of fixed income and was a member of the fixed-income investment committee. From 1998 to 2004, he was a Managing Director at Weiss, Peck & Greer LLC specializing in fixed-income products for both taxable and municipal strategies for institutional clients. Mr. Schireson has over 20 years of experience in the investment management industry as well as 20 years of experience in the investment banking industry. Mr. Schireson holds an A.B. in Economics from Stanford University and an M.B.A. from Harvard Business School.

Each Trustee’s ability to perform his duties effectively also has been enhanced by his educational background and professional training. The Trust does not believe any one factor is determinative in assessing a Trustee’s qualifications, but that the collective experience of each Trustee makes them each highly qualified.

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A list of the Trustees and executive officers of the Trust and their principal occupation and other directorships over the last five years are shown below. Unless otherwise noted, the address of each Trustee and Officer is 2030 1st Avenue, 3rd Floor, Seattle, WA 98121.

Name and Year of Birth	Position held with Funds or Trust	Length of Time Served*	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Independent Trustees
Mary Moran Zeven 1961	Independent Trustee, Chairwoman	Since January 2025	Director, Graduate Program in Banking and Financial Law, Boston University School of Law (2019-2022)	1	Trustee, Wisdom Tree Digital Trust (2022-present); Trustee, Beacon Pointe Multi-Alternative Fund (2024-present); Trustee, Booster Income Opportunities Fund (2024-present); Trustee, 83 Investment Group Income Fund (2024-present); Trustee, Sardis Credit Opportunities Fund (2025-present); Trustee, IDA Private Access Fund (2025-present); Trustee, 599 Fund LLC (2025-present); Trustee, M Funds Inc. (2019-2026)

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Name and Year of Birth	Position held with Funds or Trust	Length of Time Served*	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Carrie Schoffman 1973	Independent Trustee	Since January 2025	Founder, CPA Concierge Services (tax planning and accounting services) (2020 – present); Tax Accountant, Bree Beers & Associates, PC (2017-2021)	1	Trustee, Beacon Pointe Multi-Alternative Fund (2024-present); Trustee, Booster Income Opportunities Fund (2024-present); Trustee, 83 Investment Group Income Fund (2024-present); Trustee, Sardis Credit Opportunities Fund (2025-present); Trustee, IDA Private Access Fund (2025-present); Trustee, 599 Fund LLC (2025-present); Trustee, Tortoise Capital Series Trust (2024-present); Trustee, Tortoise Energy Infrastructure Corporation (2025-present); Trustee, Tortoise Sustainable & Social Impact Term Fund (July 2025–November 2025);
Clifford Schireson 1953	Independent Trustee	Since January 2025	Board of Governors, San Diego City Employees’ Retirement System (2019 - 2025); Board of Governors, San Diego Foundation (2017-2025)	1	Trustee, Ultimus Managers Trust (2019-present); Trustee, Beacon Pointe Multi-Alternative Fund (2024-present); Trustee, Booster Income Opportunities Fund (2024-present); Trustee, 83 Investment Group Income Fund (2024-present); Trustee, Sardis Credit Opportunities Fund (2025-present); Trustee, IDA Private Access Fund (2025-present); Trustee, 599 Fund LLC (2025-present)

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Name and Year of Birth	Position held with Funds or Trust	Length of Time Served*	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Other Officers
Patrick Kelly 1990	President and Principal Executive Officer	Since January 2025	Managing Director of Private Credit, Brighton Jones (2024 – present); Investment Committee member, Lenora Capital (subsidiary of the Adviser) (2024 – present); Associate Director of Investments, Terrace Tower Group (Australian family office) (2019 – 2023)	n/a	n/a
Jessica Chase 1970	Treasurer, Principal Financial Officer, and Principal Accounting Officer	Since January 2025	SVP, Mutual Fund Business Development and Administration, Apex Group (formerly Atlantic Fund Services) (2008-2021); Interested Trustee Forum Funds (2018-2022); Interested Trustee Forum Funds II and U.S. Global Investors Funds (2019-2022); Director, Mutual Fund Operations, Apex Group (2022-2023); SVP Relationship Management, Ultimus Fund Solutions (2023-present)	n/a	n/a
Chad Bitterman 1972	Chief Compliance Officer	Since January 2025	Compliance Officer, Northern Lights Compliance Services, LLC (2010-present)	n/a	n/a

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Name and Year of Birth	Position held with Funds or Trust	Length of Time Served*	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Timothy Shaloo 1970	Anti-Money Laundering Compliance Officer	Since January 2025	AVP, Compliance Officer, Northern Lights Compliance Services, LLC (2015-present)	n/a	n/a
Kent Barnes 1968	Secretary	Since January 2025	Vice President, U.S. Bancorp Fund Services, LLC (2018 - 2023); Vice President and Senior Management Counsel, Ultimus Fund Solutions, LLC, (2023 - present)	n/a	n/a
Jack Pfirrman 1993	Assistant Secretary	Since January 2025	Associate Counsel, Orphanides and Toner, LLP (2021-2022); Associate Legal Counsel, Ultimus fund Solutions, LLC (2022-Present)	n/a	n/a
James Colantino 1969	Assistant Treasurer	Since January 2025	Senior Vice President Fund Administration, Ultimus Fund Solutions, LLC (since 2020)	n/a	n/a
Brian Curley 1976	Assistant Treasurer	Since January 2025	Vice President, Ultimus Fund Solutions, LLC (2020-present)	n/a	n/a

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Name and Year of Birth	Position held with Funds or Trust	Length of Time Served*	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Zachary Richmond 1980	Assistant Treasurer	Since September 2025

Senior Vice President, Financial Administration for Ultimus Fund Solutions, LLC (August 2024 – present); Vice President, Financial Administration for Ultimus Fund Solutions, LLC (February 2019 - August 2024)

				n/a	n/a

*	The term of office for each Trustee and officer listed above will continue indefinitely.

Board Committees

The Board has established two standing committees: the Audit Committee and the Nominating and Governance Committee.

Audit Committee

The Board has an Audit Committee that consists of all the Independent Trustees. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Trust’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Trust’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Trust’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. During the period from May 1, 2025 (inception) to March 31, 2026, the Audit Committee held two meetings.

Nominating and Governance Committee

The Board has a Nominating and Governance Committee that consists of all the Independent Trustees. The Nominating and Governance Committee assists the Board in adopting fund governance practices and meeting certain fund governance standards. The Nominating and Governance Committee operates pursuant to a Nominating and Governance Committee Charter. The Nominating and Governance Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Nominating and

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Governance Committee generally will consider shareholder nominees. The Nominating and Governance Committee reviews all nominations of potential trustees made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating and Governance Committee. The Nominating and Governance Committee meets to consider nominees as is necessary or appropriate. The Nominating and Governance Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate.  During the period from May 1, 2025 (inception) to March 31, 2026, the Nominating and Governance Committee held one meeting.

Trustee Ownership

The table below shows for each Trustee, the amount of Fund equity securities beneficially owned by each Trustee, and the aggregate value of all investments in equity securities of the Fund complex, as of December 31, 2025, and stated as one of the following ranges:  A = None; B = $1-$10,000; C = $10,001-$50,000; D = $50,001-$100,000; and E = over $100,000.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Mary Zeven	A	A
Carrie Schoffman	A	A
Clifford Schireson	A	A

Compensation

Each “non-interested” Trustee receives an annual retainer of $15,000, paid quarterly, as well as reimbursement for any reasonable expenses incurred attending the meetings. The Chair of the Board receives and additional $3,500 annually. The Chair of each of the Audit Committee and the Nominating and Governance Committee receives an additional $2,500 annually. None of the executive officers, with the exception of the Chief Compliance Officer, receive compensation from the Fund. Certain Trustees and officers of the Fund are also officers of the Adviser and are not paid by the Fund for serving in such capacities.

The table below details the amount of compensation the Trustees received from the Trust during the period from May 1, 2025 (inception) to March 31, 2026. The Trust does not have a bonus, profit sharing, pension or retirement plan.

Name of Trustee	Aggregate Compensation from Trust	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund Complex Paid to Directors
Independent Trustees
Mary Zeven	$18,500	None	None	$18,500
Carrie Schoffman	$17,500	None	None	$17,500
Clifford Schireson	$17,500	None	None	$17,500

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CODES OF ETHICS

Each of the Fund, the Adviser, and the Fund’s Distributor, has adopted a code of ethics (the “Code of Ethics”) under Rule 17j-1 of the 1940 Act. Rule 17j-1 and the Codes of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel in their personal accounts. The Codes of Ethics permit covered personnel, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Covered personnel may engage in personal securities transactions, subject to certain restrictions, and are required to report their personal securities transactions for monitoring purposes. The Code of Ethics for the Adviser is included as exhibits to the registration statement of which the Statement of Additional Information is incorporated. In addition, the Code of Ethics of the Adviser is available on the EDGAR database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of the Code of Ethics of the Adviser, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Proxy Policies”) on behalf of the Trust, which delegate the responsibility for voting proxies to the Adviser, subject to the Board’s continuing oversight. The Proxy Policies require that the Adviser vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Proxy Policies also require the Adviser to present to the Board, at least annually, the proxy voting policies of the Adviser and a record of each proxy voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser, any affiliated person(s) of the Adviser, the Distributor or any affiliated person of the Distributor, or any affiliated person of the Trust and the Fund’s or its shareholder’s interests, the Adviser will resolve the conflict by voting in accordance with the policy guidelines or at the Trust’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the designated party will abstain from voting. A copy of the Adviser’s proxy voting policy is attached hereto as Appendix A.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 833-880-2594 or on the Fund’s website at www.pdi.fund; and (2) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at 833-880-2594 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of June 29, 2026, there were no shareholders that owned of record or beneficially 5% or more of the outstanding Class I shares of the Fund. As of June 29, 2026, none of the Trustees and officers owned shares of the Fund.

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INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Brighton Jones, LLC located at 2030 1st Avenue, 3rd Floor, Seattle, WA 98121 serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Adviser is a Washington limited liability company that was formed in 2000. The Adviser has assets under management of $14.83 billion, 270+ employees, and nearly 3,300 client relationships as of December 31, 2024.

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, will determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 0.50% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs), to the extent that they exceed 2.50% per annum of the Fund’s average daily net assets attributable to Class I shares (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect, at least until July 31, 2027, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days’ written notice to the Adviser. After July 31, 2027, the Expense Limitation Agreement may be renewed at the Adviser’s discretion.

During the fiscal years ended March 31, the Fund paid the following investment management fees:

2026*
Fees Paid	$1,180,312
Fees Waived and Expenses Reimbursed	$(31,275)**

*	For the period from May 1, 2025 (inception) to March 31, 2026

**	The Adviser voluntarily waived $31,275 of its fees. The fees waived voluntarily are not subject to reimbursement by the Adviser.

Adviser’s Investment Committee. The Fund’s Investment Committee consists of four individuals: Patrick Kelly, Brett Deits, Tyler Mayfield, and Todd Seneker. The Investment Committee meets weekly to discuss the Fund’s investment pipeline and ongoing due diligence processes. The Investment Committee also meets on an ad hoc basis to approve new investments and material changes to position sizing within the portfolio. A majority vote of the Investment Committee is required for investment decision approval. Each member of the Investment Committee is a portfolio manager of the Fund.

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Conflicts of Interest

The Adviser may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser, and the investment professionals, who on behalf of the Adviser, provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate. Set out below are practices that the Adviser follows.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

PORTFOLIO MANAGERS

Portfolio Managers

Patrick Kelly is the Fund’s lead portfolio manager and oversees the day-to-day investment operations of the Fund along with co-portfolio managers Brett Deits, Tyler Mayfield, and Todd Seneker (“Portfolio Managers”). The biographical information for each Portfolio Manager is presented below.

Patrick Kelly - Patrick Kelly joined Brighton Jones as the Managing Director of Private Credit in January 2024. He also serves as an Investment Committee member of Lenora Capital, a Brighton Jones subsidiary that is a private investment platform that advises on investment opportunities across private equity, venture capital, real estate, infrastructure, and impact asset classes. Prior to joining Brighton Jones, Patrick was an Associate Director of Investments at Terrace Tower Group, an Australian family office, from December 2019 to December 2023. Prior to that, he served in several hedge fund research analyst roles within BlackRock from June 2012 to November 2019. Patrick is a chartered financial analyst and graduated from Washington State University in 2012 with a B.A. in finance.

Brett Deits - Brett Deits joined Brighton Jones as a Managing Director in October 2023 and leads the firm’s Lenora Capital investment platform and advisory team which helps clients deploy capital across private markets. Mr. Deits brings extensive experience throughout the private investment universe, having most recently served as a Senior Portfolio Manager at Russell Investments where he worked from June 2010 to October 2023. In this role, Mr. Deits managed over $6 billion in commitments via comingled funds and separate accounts on behalf of endowments, foundations, pension plans, banks and high net worth clients in North America, Europe, and Asia. Mr. Deits has served on numerous Limited Partner Advisory Committees for fund managers in the United States and Europe, specializing in venture capital, growth equity, buyouts, private credit, real estate, infrastructure, and harvested and extracted resources. Before joining Russell Investments, Mr. Deits was responsible for sourcing, evaluating, and monitoring fund investments and co-investments in private equity and real assets for BlackRock and Quellos Private Capital Markets from October 2005 to June 2010. Mr. Deits began his career focused on wealth management for Quellos Group’s ultra-high net worth practice in 2002.

Tyler Mayfield - Tyler Mayfield is currently a Managing Director at Brighton Jones where he leads the Lenora Capital team that deploys capital and provides consulting for private equity and venture capital investments. He started this role in 2022, but he spent the previous eight years as the Chief Operating Officer of Brighton Jones. Mr. Mayfield has an extensive background in private investing, having deployed capital across dozens of deals, including early-stage venture capital, growth equity, mezzanine debt, and real estate. Mr. Mayfield has previously invested with and led portfolio companies for three private equity firms.

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Todd Seneker - Todd Seneker joined Brighton Jones as a Managing Director in June 2023 and leads the Lenora Capital team that oversees all real estate investment strategies. In Todd’s 20+ year career in real estate, he has led the acquisition, development, and re-positioning efforts across multiple real estate sectors with a total investment cost in excess of $8 billion throughout the US and Canada. Before joining Brighton Jones, Mr. Seneker was a Managing Director for Columbia Pacific where he worked from February 2012 to April 2023 and oversaw the real estate equity investing strategy. Prior to that, Mr. Seneker was an Investment Director with Schnitzer West where he worked form July 2002 to January 2012 and oversaw multifamily development projects throughout the Puget Sound region.

Patrick Kelly, Brett Deits, Tyler Mayfield, and Todd Seneker each receives a fixed salary and each also receives retirement plan benefits. Each is also entitled to receive a discretionary bonus, based upon, among other things, the revenue and profitability of the Adviser. The Portfolio Managers’ compensation is not tied to the Fund’s performance, except to the extent that the fee paid to the Adviser impacts the Adviser’s financial performance.

As of March 31, 2026, Patrick Kelly, Brett Deits, Tyler Mayfield, and Todd Seneker were responsible for the management of the following types of accounts in addition to the Fund:

Patrick Kelly

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	0	$0	0	$0

Brett Deits

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type (in millions)	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee (in millions)
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	2	$200.7	2	$200.7
Other Accounts	0	$0	0	$0

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Tyler Mayfield,

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type (in millions)	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	2	$200.7	2	$200.7
Other Accounts	20	$67.0	20	$67.0

Todd Seneker

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	2	$200.7	2	$200.7
Other Accounts	0	$0	0	$0

Because the Portfolio Managers may manage assets for other clients (“Client Accounts”) or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, affiliates of the Adviser may, directly or indirectly, receive fees from Client Accounts that use strategies that overlap with the strategies of the Fund that are higher than the fee the Adviser receives from the Fund. In those instances, a portfolio manager may have an incentive to favor the Client Accounts over the Fund in making investment decisions. Notwithstanding any difference in principal investment strategies between the Fund and the Client Accounts, the Adviser has various policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

As of March 31, 2026, Patrick Kelly, Brett Deits, Tyler Mayfield, and Todd Seneker owned the following amounts in the Fund: A = none; B = $1–$10,000; C = $10,001–$50,000; D = $50,001–$100,000; E = $100,001–$500,000; F = $500,001–$1,000,000; or G = over $1,000,000.

Portfolio Manager	Dollar Range of Equity Securities Owned
Patrick Kelly	D
Brett Deits	E
Tyler Mayfield,	E
Todd Seneker	E

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by either (i) the Portfolio Managers who are employees of the Adviser or (ii) members of the Investment Committee who are employees of the Adviser. The Adviser is authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund and the Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, both the Adviser and the Adviser will take the following into consideration: execution capability, trading expertise, accuracy of execution, commission rates, reputation and integrity, fairness in resolving disputes, financial responsibility and responsiveness.

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Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser, as applicable, determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser, as applicable, exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

During the fiscal years ended March 31, the Fund paid brokerage commissions as follows:

2026*
Brokerage Commissions Paid	$0

*	For the period from May 1, 2025 (inception) to March 31, 2026

Affiliated Party Brokerage

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Adviser places its trades under a policy adopted by the Trustees pursuant to Section 17(e) and Rule 17e-1 under the 1940 Act that places limitations on the securities transactions effected through the Distributor. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified. During the period from May 1, 2025 (inception) to March 31, 2026, the Fund did not pay any affiliate party brokerage commissions

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to qualify as regulated investment company under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and, therefore, should not be required to pay any federal income or excise taxes.

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Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund’s ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

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Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Taxation of Foreign Shareholders

Because of the fact-specific impact of the applicable U.S. tax rules and their interaction with tax treaties, a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (“foreign shareholder”) as defined in the Code are urged to consult their own tax advisor regarding the U.S. federal tax consequences of the holding, sale, exchange or other disposition of the Fund’s shares. The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.

Generally, a foreign shareholder will be subject to U.S. federal income tax on distributions received from the Fund or upon dispositions of Shares if the Fund is “effectively connected” with a U.S. trade or business carried on by the foreign shareholder.

Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income may be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the foreign shareholder), which tax generally is withheld from such distributions by the Fund. All foreign shareholders should consult their tax advisors to determine the appropriate tax forms to provide to the Fund to claim a reduced rate or exemption from U.S. federal withholding taxes, and the proper completion of those forms.

Capital gain dividends and any amounts retained by the Fund that are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or applicable lower treaty rate) unless the foreign shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

Notwithstanding the foregoing, properly reported dividends generally are exempt from U.S. withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% equity holder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for

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such taxable year). However, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign shareholder will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing the correct IRS Form W-8). In the case of Fund shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. If a repurchase of a shareholder’s shares by the Fund does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Fund shares repurchased. If the repurchase qualifies as a sale or exchange, the shareholder generally will realize capital gain or loss equal to the difference between the amount received in exchange for the repurchased shares and the adjusted tax basis of those shares.

Any capital gain that a foreign shareholder realizes upon a repurchase of Fund shares or otherwise upon a sale or exchange of Fund shares will ordinarily be exempt from U.S. tax unless (i) in the case of a foreign shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) at any time during the shorter of the period during which the foreign shareholder held such Fund shares and the five-year period ending on the date of the disposition of those shares, the Fund was a “United States real property holding corporation” (as such term is defined in the Code) and the foreign shareholder actually or constructively held more than 5% of the Fund’s shares.

Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund that are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Fund shares will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations, and such taxable amounts may subject a foreign shareholder to U.S. tax filing obligations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a foreign shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption.

FATCA. Payments to a shareholder that is either a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Foreign Account Tax Compliance Act (“FATCA”) may be subject to a generally nonrefundable 30% withholding tax on: (a) income dividends paid by a Fund and (b) certain capital gain distributions and the proceeds arising from the sale of Fund shares paid by the Fund. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reports information relating to them. A Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of a Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

Original Issue Discount and Pay-In-Kind Securities

Current federal tax law requires the holder of a U.S. Treasury or other fixed-income zero coupon security to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay-in-kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

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Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities (including certain pay-in-kind securities) may be treated as a dividend for U.S. federal income tax purposes.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.

Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.

A fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount, which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund’s shares.

A brief explanation of the form and character of the distribution accompany each distribution. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions.

Shareholders should consult their tax advisers about the application of federal, state and local and foreign tax law in light of their particular situation.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

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Administrator, Transfer Agent, and Accounting Agent

Ultimus Fund Solutions, LLC (“Administrator”), located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, provides administration, fund accounting and transfer agency services to the Fund and supplies certain officers to the Fund, including a Principal Financial Officer pursuant to a fund services agreement between the Administrator and the Fund. For its services as administrator, transfer agent, and accounting agent, the Fund pays Administrator the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

The Fund paid administration fees to the Administrator for the fiscal years ended March 31 as follows:

2026*
Administration Fees	$253,645

*	For the period from May 1, 2025 (inception) to March 31, 2026

Distributor

Ultimus Fund Distributors, LLC, located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Distributor may retain additional broker-dealers and other financial intermediaries (each a “Selling Agent”) to assist in the distribution of Shares and Shares are available for purchase through these Selling Agents or directly through the Distributor. Generally, Shares are only offered to investors that are U.S. persons for U.S. federal income tax purposes.

During the fiscal years ended March 31, the Fund’s distributor received the underwriting fees and other compensation listed below.

2026*
Net Underwriting Discounts and Commissions	$0
Compensation on Redemptions and Repurchases	$0
Brokerage Commissions	$0
Other Compensation**	$0

*	For the period from May 1, 2025 (inception) to March 31, 2026

**	The Distributor received this amount from the Adviser as compensation for its distribution services to the Fund.

Legal Counsel

DLA Piper LLP, 1201 West Peachtree Street, Suite 2900, Atlanta, Georgia 30309, acts as legal counsel to the Fund.

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Custodian

Fifth Third Bank, National Association (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian is located at 38 Fountain Square Plaza, MD 1090X9, Cincinnati, OH 45202.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tait, Weller & Baker, LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. Tait, Weller & Baker, LLP is located at Two Liberty Place, 50 S. 16th Street, Suite 2900, Philadelphia, PA 19102-2529.

FINANCIAL STATEMENTS

The financial statements for the Fund’s fiscal period ended March 31, 2026 contained in the Fund’s annual report dated March 31, 2026 are incorporated by reference to this SAI. You may request a copy of the Fund’s annual and semi-annual reports at no charge by calling the Fund at 833-880-2594 or by visiting www.pdi.fund.

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APPENDIX A

BRIGHTON JONES, LLC

PROXY VOTING POLICIES AND PROCEDURES

If mandated by the investment management agreement, Brighton Jones (the “Adviser” or “Firm”), as a matter of policy and as a fiduciary to our clients, has responsibility for voting proxies for portfolio securities consistent with the best economic interests of clients. Our Firm maintains written policies and procedures as to the handling, research, voting and reporting of proxy voting and makes appropriate disclosures about our Firm’s proxy policies and practices. Our policy and practices include the responsibility to monitor corporate actions, receive and vote proxies for the Private Debt & Income Fund (the “Fund”), conduct due diligence and review conflict policies for any proxy vendors utilized in the proxy voting process, disclose any potential conflicts of interest, make information available to Fund shareholders about the voting of proxies, disclose proxy practices in Form ADV, and maintain relevant and required records.

Background

Proxy voting is an important right of shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised.

SEC Rule 206(4)-6 requires advisers to develop and implement the following policy response prior to exercising voting authority on behalf of clients: (a) adopt and implement written policies and procedures that are reasonably designed to ensure that client securities are voted in the best interests of clients pursuant to client direction if provided, including procedures to disclose and mange conflicts of interests that may be attendant to the proxy voting process; (b) the adviser must provide disclosure to clients explaining how clients may obtain information from the adviser with respect to the voting of proxies pursuant to securities held in client accounts; (c) the adviser must disclose by way of Form ADV Part 2A a summary of proxy voting policies and procedures and, upon request, furnish a complete copy of policies to clients; and (d) the adviser must maintain certain records relating to proxy voting activities when the adviser retains proxy voting authority and provide evidence of same upon regulatory or client request.

Staff Legal Bulletin No. 20 provides guidance about an investment adviser’s duties in voting client proxies and retaining proxy advisory firms. Among other issues, the bulletin addresses:

●	The steps that an investment adviser can take to demonstrate that proxy votes are cast in the clients’ best interests and in compliance with the adviser’s proxy voting procedures;

●	Whether an investment adviser is required to vote every proxy;

●	The considerations that an investment adviser should take into account if it retains a proxy advisory firm to assist it in its proxy voting duties; and

●	The extent to which an investment adviser has an ongoing duty to oversee a proxy advisory firm that it retains.

Advisers voting proxies on behalf of the Fund must also comply with Rule 204-2 (as amended) which requires the adviser to observe specific record retention procedures related to proxy voting.

ERISA imposes additional policy and procedure requirements on investment advisers with respect to the voting of proxies and the maintenance and retention of related documentation and records, among other things, on behalf of ERISA qualified plan clients.

In August 2019, SEC Commissioners issued guidance (hereafter referred to as “Guidance”) to assist investment advisers when conducting proxy votes on behalf of clients. Indeed, many in the investment adviser industry argue that this guidance is intended to significantly reverse adviser reliance on PAF services. In its Guidance, the SEC reiterated advisers’ obligation to fully comply with Advisers Act Rule 206(4)-6 when assuming voting authority on behalf of clients. The rule and attendant guidance underscore the fiduciary standard relative to the development and execution of investment advice. The regulatory obligations of the adviser will depend upon the scope of voting authority retained by the adviser. To satisfy its fiduciary duty in making any voting determination, the adviser must act in the best interest of the client in accordance with client objectives (the duty of care) and must not place the adviser’s own interests ahead of the interests of the client (the duty of loyalty).

Responsibility

The Chief Compliance Officer and the Investment Committee have the responsibility for the implementation and monitoring of our proxy voting policy, practices, disclosures, and record keeping, including outlining our voting guidelines in our procedures.

Procedure

Adviser has adopted procedures to implement the Firm’s policy and conducts reviews to monitor and ensure the Firm’s policy is observed, implemented properly, and amended or updated, as appropriate, as outlined below.

Voting Procedures

It is the responsibility of the investment team to oversee the proxy process. At least annually, the investment team is responsible for approving or amending the guidelines it has established, reviewing the performance and conflict policies of the proxy service provider, and addressing any procedural issues that may arise in proxy voting processes. Meetings may be called by any investment team member throughout the year, based on issues that arise. Otherwise, investment meeting minutes will incorporate any proxy voting decisions that arise throughout the year.

Other procedures include:

●	Adviser only votes proxies for the Fund.

●	Absent material conflicts, the investment team will determine how Adviser should vote each proxy in accordance with applicable voting guidelines, complete the proxy and vote the proxy in a timely and appropriate manner.

Conflicts of Interest

Should a conflict of interest exist between the Adviser and the Fund as to the outcome of certain proxy votes, the Firm is committed to resolving the conflict in the best interest of Fund shareholders before it votes the proxy in question. The Firm will also identify and evaluate any known conflicts of interest between Adviser’s proxy vendor and the issuer of each security to determine appropriate action. The Firm may take the following course of action to resolve the conflict: (a) engage a disinterested, qualified third party to determine how the proxy should be voted. The firm’s Chief Compliance Officer is responsible to ensure that all proxies are voted in a timely manner in accordance with proxy policies, that any conflicts of interest are resolved in the best interests of Fund shareholders, and that proxy voting records are retained accordingly.

Disclosure

●	Adviser provides required disclosures in response to Item 17 of Form ADV Part 2A summarizing proxy voting policy and procedures. Fund shareholders may request information regarding how Adviser voted a Fund’s proxies which will also be available on the Fund’s website.

●	Chief Compliance Officer also sends a copy of this summary, if appropriate, to all existing clients who have previously received Adviser’s Form ADV Part 2; or Chief Compliance Officer may send each client the amended Form ADV Part 2.

Voting Guidelines

●	Adviser will vote proxies in the best interests of the shareholders of the Fund.

●	In an uncontested election, Adviser will generally vote in favor of management’s proposed directors. In a contested election, Adviser will evaluate proposed directors on a case-by-case basis. With respect to proposals regarding the structure of a company’s Board of Directors, Adviser will review any contested proposal on its merits.
●	Adviser will generally vote against proposals that cause board members to become entrenched or cause unequal voting rights.

●	In reviewing proposals, Adviser will further consider the opinion of management and the effect on management, and the effect on shareholder value and the issuer’s business practices.

●	Adviser expects to support proposals to:

○	Limit directors’ liability and broaden directors’ indemnification rights

○	Name changes, Directors in uncontested elections, and reincorporation that is not a takeover defense

●	Adviser expects to generally vote against proposals to Adopt or continue the use of a classified Board structure; and

○	Add special interest directors to the board of directors (e.g., efforts to expand the board of directors to control the outcome of a particular issue) and to support majority independent boards.

●	Adviser generally supports proposals that help ensure that a company’s auditors are independent and capable of delivering a fair and accurate opinion of a company’s finances. Adviser will generally vote to ratify management’s recommendation and selection of auditors.

●	Adviser generally supports separate offices of CEO and Chairman, limitation of board seats, confidential voting, shareholders’ ability to remove directors and shareholders right to call special meetings.

●	Adviser may consider all proposals that will have a material effect on shareholder rights on a case by case basis.

●	Adviser generally supports proposals that encourage the disclosure of a company’s compensation policies. In addition, Adviser generally supports proposals that fairly compensate executives, particularly those proposals that link executive compensation to performance. Adviser may consider any contested proposal related to a company’s compensation policies on a case-by-case basis.

Recordkeeping

The Chief Compliance Officer retains the following proxy records in accordance with the SEC’s five-year retention requirement.

●	These policies and procedures and any amendments;

●	Each proxy statement that Adviser receives;

●	A record of each vote that Adviser casts;

●	Any document Adviser created that was material to making a decision how to vote proxies, or that memorializes that decision, if applicable; and

●	A copy of each written request from a client for information on how Adviser voted such proxies, and a copy of any written response.

The Chief Compliance Officer is responsible to ensure that the Firm conducts initial and ongoing due diligence reviews of any proxy service firm selected to provide proxy voting guidance to Adviser. These reviews of the proxy firm’s services and practices include conflicts of interest, consistency of voting with guidelines, fees, and disclosures, among other things. The Firm will document any such reviews.

Private Debt & Income Fund

PART C - OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A:   None.

Part B:   The financial statements of the Registrant are incorporated by reference to Registrant’s annual report for the period ended March 31, 2026 filed with the SEC on June 9, 2026.

2. Exhibits

a(1).	Amended and Restated Agreement and Declaration of Trust is incorporated herein by reference to Registrant’s Registration Statement filed on April 10, 2025.
a(2).	Certificate of Trust is incorporated herein by reference to Registrant’s Registration Statement filed on November 6, 2024.
b.	By-Laws are incorporated herein by reference to Registrant’s Registration Statement filed on November 6, 2024.
c.	Voting Trust Agreements: None
d.	Instruments Defining Rights of Security Holders. See Article III, “Shares” and Article V “Shareholders’ Voting Powers and Meetings” of the Registrant’s Agreement and Declaration of Trust. See also, Article III, “Meetings of Shareholders” of the Registrant’s By-Laws.
e.	Dividend reinvestment plan is incorporated herein by reference to Registrant’s Registration Statement filed on March 13, 2025.
f.	Not applicable.
g(1).	Investment Advisory Agreement is incorporated herein by reference to Registrant’s Registration Statement filed on March 13, 2025.
h(1)	Distribution Agreement is incorporated herein by reference to Registrant’s Registration Statement filed on March 13, 2025.
i.	Bonus, profit sharing, pension and similar arrangements for Fund Trustees and Officers: None.
j.	Custodian Agreement is incorporated herein by reference to Registrant’s Registration Statement filed on April 10, 2025.
k(1).	Fund Services Agreement is incorporated herein by reference to Registrant’s Registration Statement filed on March 13, 2025.
k(2).	Expense Limitation Agreement is incorporated herein by reference to Registrant’s Registration Statement filed on March 13, 2025.
l(1).	Opinion of Counsel is incorporated herein by reference to Registrant’s Registration Statement filed on February 19, 2026.
l(2).	Consent of Counsel is filed herewith.
m.	Non-resident Trustee Consent to Service of Process: Not applicable
n.	Consent of Independent Registered Public Accounting Firm is filed herewith.
o.	Omitted Financial Statements: None
p.	Initial Capital Agreement is incorporated herein by reference to Registrant’s Registration Statement filed on March 13, 2025.
q.	Model Retirement Plan: None

r(1).	Code of Ethics-Fund is incorporated herein by reference to Registrant’s Registration Statement filed on March 13, 2025.
r(2).	Code of Ethics-Adviser is incorporated herein by reference to Registrant’s Registration Statement filed on March 13, 2025.
r(3).	Code of Ethics-Principal Underwriter/Distributor is incorporated herein by reference to Registrant’s Registration Statement filed on March 13, 2025.
s(1).	Calculation of Filing Fee is incorporated herein by reference to Registrant’s Registration Statement filed on February 19, 2026.
s(2).	Powers of Attorney is incorporated herein by reference to Registrant’s Registration Statement filed on March 13, 2025.

Item 26. Marketing Arrangements

Not Applicable.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities as of June 29, 2026:

Title of Class	Number of Record Holders
Shares of Beneficial Ownership	1,452

Item 30. Indemnification

Reference is made to Article VIII Section 2 of the Registrant’s Declaration of Trust (the “Declaration of Trust”), filed as Exhibit (a)(1) hereto, and to Section 7 of the Registrant’s Underwriting Agreement, to be filed as Exhibit (h)(1) hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Underwriting Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant’s prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801- 57087), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

Ultimus Fund Solutions, LLC, the Fund’s administrator, maintains certain required accounting related and financial books and records of the Registrant at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246. The other required books and records are maintained by the Adviser at 2030 1st Avenue, 3rd Floor, Seattle, WA 98121.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1. Not applicable.

2. Not applicable.

3. The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (a) (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. (b) For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (c) The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. (d) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use. (e) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. Not applicable.

5. Not applicable.

6. Not applicable.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 29th day of July, 2026.

PRIVATE DEBT & INCOME FUND

By:	/s/ Tanya L. Boyle
Name: Tanya L. Boyle
Title: Attorney-in-Fact
* Pursuant to Powers of Attorney

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Name	Title	Date
Mary Moran Zeven*	Trustee & Chairwoman	July 29, 2026
Carrie Schoffman*	Trustee	July 29, 2026
Clifford Schireson*	Trustee	July 29, 2026
Patrick Kelly*	President and Principal Executive Officer	July 29, 2026
Jessica Chase *	Treasurer, Principal Financial Officer, and Principal Accounting Officer	July 29, 2026

*	Affixed by Tanya Boyle

Attorney-in-Fact - Pursuant to Powers of Attorney

Exhibit Index

l(2).	Consent of Counsel
n.	Consent of Independent Registered Public Accounting Firm